


09010826

2008

CONSUMERS ENERGY ANNUAL REPORT

Consumers Energy
Count on Us

Key Operating Statistics

ELECTRIC



Operating Revenue ($ millions)
2,586
2,701
3,302
3,443
3,594
04
05
06
07
08
Electric Sales (Billions of kWh)
38
39
38
39
37
04
05
06
07
08

GAS



Operating Revenue ($ millions)
2,081
2,483
2,374
2,621
2,827
04
05
06
07
08
Gas Deliveries (bcf)
385
350
309
340
338
04
05
06
07
08

About Consumers Energy

Consumers Energy is the principal subsidiary of CMS Energy. Consumers Energy provides electric and/or natural gas service in all 68 counties in Michigan's Lower Peninsula and serves almost 6.5 million of Michigan's 10 million residents.

Contents

Consumers Energy Company
Management's Discussion and Analysis

This MD&A is a consolidated report of Consumers. The terms "we" and "our" as used in this report refer to Consumers and its subsidiaries as a consolidated entity, except where it is clear that such term means only Consumers.

FORWARD-LOOKING STATEMENTS AND INFORMATION

This Form 10-K and other written and oral statements that we make contain forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Our intention with the use of words such as "may," "could," "anticipates," "believes," "estimates," "expects," "intends," "plans," and other similar words is to identify forward-looking statements that involve risk and uncertainty. We designed this discussion of potential risks and uncertainties to highlight important factors that may impact our business and financial outlook. We have no obligation to update or revise forward-looking statements regardless of whether new information, future events, or any other factors affect the information contained in the statements. These forward-looking statements are subject to various factors that could cause our actual results to differ materially from the results anticipated in these statements. These factors include our inability to predict or control:

- the price of CMS Energy Common Stock, capital and financial market conditions and the effect of these market conditions on our postretirement benefit plans, interest rates, and access to the capital markets, including availability of financing (including our accounts receivable sales program and revolving credit facilities) to Consumers, CMS Energy, or any of their affiliates, and the energy industry,
- the impact of the continued downturn in the economy and the sharp downturn and extreme volatility in the financial and credit markets on CMS Energy, including its:
  - revenues,
  - capital expenditure program and related earnings growth,
  - ability to collect accounts receivable from our customers,
  - cost of capital and availability of capital, and
  - Pension Plan and postretirement benefit plans assets and required contributions,
- the market perception of the energy industry or of Consumers, CMS Energy, or any of their affiliates,
- the credit ratings of Consumers or CMS Energy,
- factors affecting operations, such as unusual weather conditions, catastrophic weather-related damage, unscheduled generation outages, maintenance or repairs, environmental incidents, or electric transmission or gas pipeline system constraints,
- changes in applicable laws, rules, regulations, principles or practices or in their interpretation, including with respect to taxes, environmental and accounting matters, that could have an impact on our business,
- the impact of any future regulations or laws regarding:
  - carbon dioxide, mercury and other greenhouse gas emissions,
  - limitations on the use of coal-based electric power plants, and
  - renewable portfolio standards and energy efficiency mandates,
- national, regional, and local economic, competitive, and regulatory policies, conditions and developments,

- adverse regulatory or legal interpretations or decisions, including those related to environmental laws and regulations, and potential environmental remediation costs associated with these interpretations or decisions, including but not limited to those that may affect our RMRR classification under NSR regulation,
- potentially adverse regulatory treatment or failure to receive timely regulatory orders concerning a number of significant questions currently or potentially before the MPSC, including:
  - adequate and timely recovery of:
    - Clean Air Act capital and operating costs and other environmental and safety-related expenditures,
    - power supply and natural gas supply costs,
    - additional electric and gas rate-based investments,
    - increased MISO energy and transmission costs,
    - costs associated with energy efficiency investments and state or federally mandated renewable resource standards,
    - Big Rock decommissioning funding shortfalls,
  - timely recognition in rates of additional equity investments and additional operation and maintenance expenses at Consumers,
  - authorization of a new clean coal plant, and
  - implementation of new energy legislation,
- adverse consequences resulting from a past or future assertion of indemnity or warranty claims associated with previously owned assets and businesses,
- our ability to recover nuclear fuel storage costs due to the DOE's failure to accept spent nuclear fuel on schedule, including the outcome of pending litigation with the DOE,
- the impact of expanded enforcement powers and investigation activities at the FERC,
- federal regulation of electric sales and transmission of electricity, including periodic re-examination by federal regulators of our market-based sales authorizations in wholesale power markets without price restrictions,
- energy markets, including availability of capacity and the timing and extent of changes in commodity prices for oil, coal, natural gas, natural gas liquids, electricity and certain related products due to lower or higher demand, shortages, transportation problems, or other developments, and their impact on our cash flow and working capital,
- the impact of construction material prices and the availability of qualified construction personnel to implement our construction program,
- potential disruption or interruption of facilities or operations due to accidents, war, or terrorism, and the ability to obtain or maintain insurance coverage for these events,
- disruptions in the normal commercial insurance and surety bond markets that may increase costs or reduce traditional insurance coverage, particularly terrorism and sabotage insurance, performance bonds, and tax-exempt debt insurance, and stability of insurance providers,
- technological developments in energy production, delivery, usage, and storage,
- achievement of capital expenditure and operating expense goals,
- earnings volatility resulting from the GAAP requirement that we apply mark-to-market accounting to certain energy commodity contracts,

- changes in financial or regulatory accounting principles or policies,
- a possible future requirement to comply with International Financial Reporting Standards, which differ from GAAP in various ways including the present lack of special accounting treatment for regulated activities similar to that provided under SFAS No. 71,
- the impact of our new integrated business software system on our operations, including customer billing, finance, purchasing, human resources and payroll processes, and utility asset construction and maintenance work management systems,
- the outcome, cost, and other effects of legal or administrative proceedings, settlements, investigations or claims,
- population growth or decline in the geographic areas where we do business,
- changes in the economic and financial viability of our suppliers, customers, and other counterparties and the continued ability of these third parties to perform their obligations to us,
- the effectiveness of our risk management policies and procedures,
- our ability to achieve generation planning goals and the occurrence and duration of planned or unplanned generation outages,
- adverse outcomes regarding tax positions due to the difficulty in quantifying tax effects of business decisions and reserves, and
- other business or investment matters that may be disclosed from time to time in Consumers' or CMS Energy's SEC filings, or in other publicly issued written documents.

For additional details regarding these and other uncertainties, see the "Outlook" section included in this MD&A, Note 4, Contingencies, and Part I, Item 1A. Risk Factors.

EXECUTIVE OVERVIEW

Consumers, a subsidiary of CMS Energy, a holding company, is a combination electric and gas utility company serving in Michigan's Lower Peninsula. Our customer base includes a mix of residential, commercial, and diversified industrial customers.

We manage our business by the nature of service provided and operate principally in two business segments: electric utility and gas utility. Our electric utility operations include the generation, purchase, distribution, and sale of electricity. Our gas utility operations include the purchase, transportation, storage, distribution, and sale of natural gas.

We earn our revenue and generate cash from operations by providing electric and natural gas utility services, electric power generation, gas distribution, transmission, and storage, and other energy-related services. Our businesses are affected primarily by:

- weather, especially during the normal heating and cooling seasons,
- economic conditions,
- regulation and regulatory issues,
- energy commodity prices,
- interest rates, and
- our debt credit rating.

During the past several years, our business strategy has emphasized improving our consolidated balance sheet and maintaining focus on our core strength: utility operations and service.

Our forecast calls for investing in excess of $6 billion in the utility over the period from 2009 through 2013, with a key aspect of our strategy being our Balanced Energy Initiative. Our Balanced Energy Initiative is a comprehensive energy resource plan to meet our projected short-term and long-term electric power requirements with energy efficiency, demand management, expanded use of renewable energy, and development of new power plants and pursuit of additional power purchase agreements to complement existing generating sources.

In October 2008, the Michigan governor signed into law a comprehensive energy reform package. In February 2009, we filed our renewable energy plan and energy optimization plan with the MPSC in order to conform to various aspects of this legislation.

As we work to implement plans to serve our customers in the future, the cost of energy and related cash flow issues continue to challenge us. Natural gas prices and eastern coal prices have been volatile. These costs are recoverable from our utility customers; however, as prices increase, the amount we pay for these commodities will require additional liquidity due to the lag in cost recoveries. There is additional uncertainty associated with state and federal legislative and regulatory proposals related to regulation of carbon dioxide emissions, particularly associated with coal-based generation. We are closely monitoring these developments for the effect on our future plans.

We are developing an advanced metering infrastructure system that will provide enhanced controls and information about our customer energy usage and notification of service interruptions. We expect to develop integration software and pilot this new technology over the next two to three years.

In the future, we will continue to focus our strategy on:

- investing in our utility system to enable us to meet our customer commitments, improve customer service, comply with increasing environmental performance standards, improve system performance, and maintain adequate supply and capacity,
- growing earnings while controlling operating and fuel costs,
- managing cash flow, and
- maintaining principles of safe, efficient operations, customer value, fair and timely regulation, and consistent financial performance.

As we execute our strategy, we will need to overcome a Michigan economy that has been adversely impacted by the continued downturn and uncertainty in Michigan's automotive industry. There also has been a sharp economic downturn, uncertainty, and extreme volatility in the financial and credit markets resulting from the subprime mortgage crisis, bank failures and consolidation, and other market weaknesses. While we believe that our sources of liquidity will be sufficient to meet our requirements, we continue to monitor closely developments in the financial and credit markets and government response to those developments for potential implications for our business.

RESULTS OF OPERATIONS

Net Income (Loss) Available To Common Stockholder

Years Ended December 31	2008	2007	Change	2007	2006	Change
			In Millions			
Electric	$271	$196	$ 75	$196	$199	(3)
Gas	89	87	2	87	37	50
Other (Includes The MCV Partnership interest)	2	27	(25)	27	(52)	79
Net Income Available to Common Stockholder	$362	$310	$ 52	$310	$184	$126

For 2008, our net income available to our common stockholder was $362 million, compared to $310 million for 2007. The increase reflects higher net income from our electric utility segment primarily due to rate increases authorized in December 2007 and June 2008 and reduced costs associated with our power purchase agreement with the MCV Partnership. Partially offsetting these increases was a decrease in electric deliveries and increased depreciation expense.

Specific changes to net income available to our common stockholder for 2008 versus 2007 are:

	In Millions
• increase in electric delivery revenue primarily due to the MPSC's December 2007 and June 2008 electric rate orders,	$109
• decrease in electric operating expense due to the absence, in 2008, of certain costs which are no longer incurred under our power purchase agreement with the MCV Partnership,	29
• absence of nuclear operating and maintenance costs,	25
• increase in gas delivery revenue primarily due to the MPSC's August 2007 gas rate order,	20
• decrease in electric deliveries,	(51)
• decrease in other income,	(48)
• increase in depreciation expense, and	(31)
• other net decreases	(1)
Total change	$ 52

For 2007, our net income available to our common stockholder was $310 million, compared to $184 million for 2006. In 2006, we sold our ownership interest in the MCV Partnership. Accordingly, in 2007, we no longer experienced mark-to-market losses on certain long-term gas contracts and associated financial hedges at the MCV Partnership. The increase in 2007 also reflects higher net income from our gas utility due to colder weather and gas rate increases authorized in November 2006 and August 2007. Partially offsetting these gains was a small decrease in electric net income, influenced by several factors, including regulatory disallowances in 2007, higher property taxes, and higher electric deliveries.

Specific changes to net income available to our common stockholder for 2007 versus 2006 are:

	In Millions
• lower operating and maintenance costs primarily due to the sale of Palisades in April 2007,	$ 82
• decrease in losses from our ownership interest in the MCV Partnership primarily due to the absence, in 2007, of mark-to-market losses on certain long-term gas contracts and financial hedges,	60
• increase in gas delivery revenue primarily due to the MPSC's November 2006 and August 2007 gas rate orders,	47
• decrease in other income tax adjustments primarily due to higher expected utilization of capital loss carryforwards,	14
• increase in electric revenue primarily due to favorable weather and higher surcharge revenue,	16
• increase in gas delivery revenue primarily due to colder weather,	12
• decrease due to electric revenue being used to offset costs incurred under our power purchase agreement with Entergy,	(88)
• increase in general taxes, primarily due to higher property tax expense,	(14)
• increase in interest charges, and	(7)
• other net increases to income	4
Total change	$126

ELECTRIC UTILITY RESULTS OF OPERATIONS

Years Ended December 31	2008	2007	Change	2007	2006	Change
			In Millions			
Net income	$271	$196	$ 75	$196	$199	$ (3)
Reasons for the change:						
Electric deliveries and rate increase			$ 89			$(118)
Surcharge revenue			15			6
Power supply costs and related revenue			18			(17)
Non-commodity revenue			(14)			(12)
Depreciation and other operating expenses			40			150
Other income			(46)			26
General taxes			15			(15)
Interest charges			11			(18)
Income taxes			(53)			(5)
Total change			$ 75			$ (3)

Electric deliveries and rate increase: For 2008, electric delivery revenues increased $89 million versus 2007 primarily due to additional revenue of $168 million from the inclusion of the Zeeland power plant in rates and from the June 2008 rate order. The increase was partially offset by decreased electric revenue of $79 million primarily due to lower deliveries. Deliveries to end-use customers were 37.5 billion kWh, a decrease of 1.3 billion kWh or 3 percent versus 2007. Approximately 45 percent of the decrease in electric deliveries was due to weather.

For 2007, electric delivery revenues decreased $118 million versus 2006. The decrease was primarily due to $136 million of revenue related to Palisades that was designated toward the recovery of PSCR costs consistent with the MPSC order related to the sale in April 2007. Partially offsetting the decrease were increased electric delivery revenues of $14 million, as deliveries to end-use customers were 38.8 billion kWh, an increase of 0.3 billion kWh or 0.8 percent versus 2006. The increase in electric deliveries was primarily due to favorable weather. Also contributing to the increase was $2 million of additional revenue from the inclusion of the Zeeland power plant in rates and $2 million related to the return of additional former ROA customers.

Surcharge revenue: For 2008, surcharge revenue increased $15 million versus 2007. The increase was primarily due to the April 2008 MPSC order allowing recovery of pension and OPEB benefits through a surcharge. Consistent with the recovery of these costs, we recognized a similar amount of benefit expense. For additional details, see "Depreciation and other operating expenses" within this section and Note 7, Retirement Benefits.

For 2007, surcharge revenue increased $6 million versus 2006. The increase was primarily due to a surcharge that we began collecting in the first quarter of 2006 that the MPSC authorized under Section 10d(4) of the Customer Choice Act.

Power supply costs and related revenue: For 2008, PSCR revenue increased by $18 million versus 2007. The increase primarily reflects the absence of a 2007 reduction to revenue made in response to the MPSC's position that PSCR discounts given to our Transitional Primary Rate customers could not be recovered under the PSCR mechanism.

For 2007, PSCR revenue decreased by $17 million versus 2006. This decrease primarily reflects amounts excluded from recovery in the 2006 PSCR reconciliation case. The decrease also reflects the absence, in 2007, of an increase in power supply revenue associated with the 2005 PSCR reconciliation case.

Non-commodity revenue: For 2008, non-commodity revenue decreased $14 million versus 2007 primarily due to the absence, in 2008, of METC transmission services revenue. The METC transmission service agreement expired in April 2007.

For 2007, non-commodity revenue decreased $12 million versus 2006 primarily due to lower METC transmission services revenue.

Depreciation and other operating expenses: For 2008, depreciation and other operating expenses decreased $40 million versus 2007. The decrease was primarily due to the absence of operating expenses of Palisades, which was sold in April 2007, and certain costs that are no longer incurred under our power purchase agreement with the MCV Partnership. Also contributing to the decrease in expenses was the April 2008 MPSC order allowing us to retain a portion of the proceeds from the 2006 sale of certain sulfur dioxide allowances. The decrease was partially offset by higher pension and OPEB expense due to the April 2008 MPSC order allowing recovery of certain costs through a surcharge, increased depreciation and amortization expense due to more plant in service and increased amortization of certain regulatory assets. For additional details on our power purchase agreement with the MCV Partnership, see Note 4, Contingencies, "Other Electric Contingencies."

For 2007, depreciation and other operating expenses decreased $150 million versus 2006. The decrease was primarily due to lower operating expenses of Palisades, which was sold in April 2007. Also contributing to the decrease was the absence, in 2007, of costs incurred in 2006 related to a refueling outage at Palisades, and lower overhead line maintenance and storm restoration costs. These decreases were offset partially by increased depreciation and amortization expense due to more plant in service and increased amortization of certain regulatory assets.

Other income: For 2008, other income decreased $46 million versus 2007. The decrease was primarily due to reduced interest income, reflecting lower levels of short-term cash investments, and the MPSC's June 2008 order, which did not allow us to recover all of our costs associated with the sale of Palisades. Also contributing to the decrease was a charge that recognized an other-than-temporary decline in the fair value of our SERP investments.

For 2007, other income increased $26 million versus 2006 primarily due to higher interest income on short-term cash investments. The increase in short-term cash investments was primarily due to proceeds from the Palisades sale and equity infusions from CMS Energy.

General taxes: For 2008, general tax expense decreased $15 million versus 2007 primarily due to the absence, in 2008, of MSBT, which was replaced with the Michigan Business Tax effective January 1, 2008. The Michigan Business Tax is an income tax. The decrease was partially offset by higher property tax expense.

For 2007, general tax expense increased $15 million versus 2006 primarily due to higher property tax expense, reflecting higher millage rates and lower property tax refunds versus 2006.

Interest charges: For 2008, interest charges decreased $11 million versus 2007 primarily due to lower interest associated with amounts to be refunded to our customers as a result of the sale of Palisades. The MPSC order approving the Palisades power purchase agreement with Entergy directed us to record interest on the unrefunded balances. Also contributing to the decrease was the absence, in 2008, of interest charges related to an IRS settlement.

For 2007, interest charges increased $18 million versus 2006. The increase was primarily due to interest on amounts to be refunded to customers as a result of the sale of Palisades as ordered by the MPSC and interest charges related to the IRS settlement.

Income taxes: For 2008, income taxes increased $53 million versus 2007. The increase primarily reflects $47 million due to higher earnings and $6 million due to the inclusion of the Michigan Business Tax.

For 2007, income taxes increased $5 million versus 2006 primarily due to the absence, in 2007, of a $4 million income tax benefit from the restoration and utilization of income tax credits resulting from the resolution of an IRS income tax audit.

GAS UTILITY RESULTS OF OPERATIONS

Years Ended December 31	2008	2007	Change	2007	2006	Change
			In Millions			
Net income	$89	$87	$ 2	$87	$37	$ 50
Reasons for the change:						
Gas deliveries and rate increase			$ 44			$ 91
Gas wholesale and retail services, other gas revenues, and other income			(28)			14
Other operating expenses			(24)			(19)
General taxes and depreciation			(1)			(11)
Interest charges			9			4
Income taxes			2			(29)
Total change			$ 2			$ 50

Gas deliveries and rate increase: For 2008, gas delivery revenues increased $44 million versus 2007 primarily due to additional revenue of $33 million from the MPSC's August 2007 and December 2008 gas rate orders. Also contributing to the increase was higher gas delivery revenue of $11 million. Gas deliveries, including miscellaneous transportation to end-use customers, were 304 bcf, an increase of 4 bcf or 1.3 percent. The increase in gas deliveries was due to colder weather in 2008.

For 2007, gas delivery revenues increased $91 million versus 2006 primarily due to additional revenue of $81 million from the MPSC's November 2006 and August 2007 gas rate orders. Gas delivery revenues also increased $10 million as gas deliveries, including miscellaneous transportation to end-use customers, were 300 bcf, an increase of 18 bcf or 6.4 percent. The increase in gas deliveries was primarily due to colder weather, partially offset by higher system losses.

Gas wholesale and retail services, other gas revenues, and other income: For 2008, gas wholesale and retail services, other gas revenues, and other income decreased $28 million versus 2007. The decrease was primarily due to lower interest income reflecting lower short-term investments, and lower pipeline capacity optimization revenue. Also contributing to the decrease was a charge that recognized an other-than-temporary decline in the fair value of our SERP investments.

For 2007, gas wholesale and retail services, other gas revenues, and other income increased $14 million versus 2006. The increase was primarily due to higher interest income on short-term cash investments. The increase in short-term cash investments was primarily due to proceeds from the Palisades sale and equity infusions from CMS Energy.

Other operating expenses: For 2008, other operating expenses increased $24 million versus 2007 primarily due to higher uncollectible accounts expense and higher operating expense across our storage, transmission and distribution systems.

For 2007, other operating expenses increased $19 million versus 2006 primarily due to higher uncollectible accounts expense and payments, beginning in November 2006, to a fund that provides energy assistance to low-income customers.

General taxes and depreciation: For 2008, general taxes and depreciation increased $1 million versus 2007. The increase was primarily due to higher depreciation and increased property taxes. The increase was partially offset by decreased general taxes due to the absence, in 2008, of MSBT, which was replaced by the Michigan Business Tax effective January 1, 2008. The Michigan Business Tax is an income tax.

For 2007, general taxes and depreciation increased $11 million versus 2006. The increase in general taxes reflects higher property tax expense due to higher millage rates and lower property tax refunds versus 2006. The increase in depreciation expense is primarily due to higher plant in service.

Interest charges: For 2008, interest charges decreased $9 million versus 2007 primarily due to lower average debt levels and a lower average interest rate.

For 2007, interest charges decreased $4 million versus 2006 primarily due to lower average debt levels and a lower average interest rate versus 2006.

Income taxes: For 2008, income taxes decreased $2 million versus 2007. The decrease reflects $4 million related to the tax treatment of items related to property, plant and equipment, as required by the MPSC orders. This decrease was partially offset by a $1 million increase due to the inclusion of the Michigan Business Tax and $1 million related to the forfeiture of restricted stock.

For 2007, income taxes increased $29 million versus 2006 primarily due to higher earnings by the gas utility.

OTHER NONUTILITY RESULTS OF OPERATIONS

Years Ended December 31	2008	2007	Change	2007	2006	Change
			In Millions			
Net income (loss)	$2	$27	$(25)	$27	$(52)	$79

For 2008, net income from other nonutility operations was $2 million, a decrease of $25 million versus 2007. The decrease was primarily due to the absence, in 2008, of certain income tax benefits.

For 2007, net income from other nonutility operations was $27 million, an increase of $79 million versus 2006. In late 2006, we sold our ownership interest in the MCV Partnership. Accordingly, in 2007, the increase in earnings primarily reflects the absence, in 2007, of mark-to-market losses on certain long-term gas contracts and associated financial hedges at the MCV Partnership. Also contributing to the increase was lower income tax expense, reflecting higher expected utilization of capital loss carryforwards. See Note 9, Income Taxes, for further details.

CRITICAL ACCOUNTING POLICIES

The following accounting policies and related information are important to an understanding of our results of operations and financial condition and should be considered an integral part of our MD&A. For additional accounting policies, see Note 1, Corporate Structure and Accounting Policies.

USE OF ESTIMATES AND ASSUMPTIONS

In preparing our consolidated financial statements, we use estimates and assumptions that may affect reported amounts and disclosures. We use accounting estimates for asset valuations, depreciation, amortization, financial and derivative instruments, employee benefits, indemnifications and contingencies. Actual results may differ from estimated results due to changes in the regulatory environment, competition, regulatory decisions, lawsuits, and other factors.

Contingencies: We record a liability for contingencies when we conclude that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. We consider all relevant factors in making these assessments.

Fair Value Measurements: We have assets and liabilities that we account for or disclose at fair value. Our fair value measurements are performed in accordance with SFAS No. 157, which requires the incorporation of all assumptions that market participants would use in pricing an asset or liability, including assumptions about risk. Development of these assumptions requires significant judgment.

The most material of our fair value measurements are of our SERP assets, our investment in CMS Energy Common Stock, and the year-end measurement of our pension and OPEB plan assets. For a detailed discussion of the methods used to calculate our fair value measurements, see Note 2, Fair Value Measurements.

Long-Lived Assets and Investments: Our assessment of the recoverability of long-lived assets and investments involves critical accounting estimates. We periodically perform tests of impairment if certain conditions triggering events occur or if there has been a decline in value that may be other than temporary. Of our total assets, recorded at $14.246 billion at December 31, 2008, 63 percent represent long-lived assets and investments that are subject to this type of analysis. We base our evaluations of impairment on such indicators as:

- the nature of the assets,
- projected future economic benefits,
- regulatory and political environments,
- historical and future cash flow and profitability measurements, and
- other external market conditions and factors.

The estimates we use can change over time, which could have a material impact on our consolidated financial statements. For additional details, see Note 1, Corporate Structure and Accounting Policies, "Impairment of Investments and Long-Lived Assets."

ACCOUNTING FOR THE EFFECTS OF INDUSTRY REGULATION

Our involvement in a regulated industry requires us to use SFAS No. 71 to account for the effects of the regulators' decisions that impact the timing and recognition of our revenues and expenses. As a result, we may defer or recognize revenues and expenses differently than a non-regulated entity.

For example, we may record as regulatory assets items that a non-regulated entity normally would expense if the actions of the regulator indicate that we will recover the expenses in future rates. Conversely, we may record as regulatory liabilities items that non-regulated entities may normally recognize as revenues, if the actions of the regulator indicate that we will be required to refund the revenues to customers. Judgment is required to determine the appropriate accounting for items recorded as regulatory assets and liabilities. At December 31, 2008, we had $2.438 billion recorded as regulatory assets and $1.988 billion recorded as regulatory liabilities.

Our PSCR and GCR cost recovery mechanisms also give rise to probable future revenues that will be recovered from customers or past overrecoveries that will be refunded to customers through the ratemaking process. Underrecoveries are included in Accrued power supply and gas revenue and overrecoveries are included in Accrued rate refunds on our Consolidated Balance Sheets. At December 31, 2008, we had $7 million recorded as regulatory assets for underrecoveries of power supply and gas costs and $7 million recorded as regulatory liabilities for overrecoveries of power supply and gas costs.

For additional details, see Note 1, Corporate Structure and Accounting Policies, "Utility Regulation."

ACCOUNTING FOR FINANCIAL AND DERIVATIVE INSTRUMENTS AND MARKET RISK INFORMATION

Financial Instruments: Debt and equity securities classified as available-for-sale are reported at fair value determined from quoted market prices. Unrealized gains and losses resulting from changes in fair value of available-for-sale debt and equity securities are reported, net of tax, in equity as part of AOCL. Unrealized losses are excluded from earnings unless the related changes in fair value are determined to be other than temporary.

Derivative Instruments: We use the criteria in SFAS No. 133 to determine if we need to account for certain contracts as derivative instruments. These criteria are complex and often require significant judgment in applying them to specific contracts. If a contract is a derivative and does not qualify for the normal purchases and sales exception under SFAS No. 133, we record it on our consolidated balance sheet at its fair value. Each quarter, we adjust the resulting asset or liability to reflect any change in the fair value of the contract, a practice known as marking the contract to market. For additional details on our derivatives, see Note 6, Financial and Derivative Instruments.

To determine the fair value of our derivatives, we generally use information from external sources, such as quoted market prices and other valuation information. Our valuations use various inputs and assumptions, including commodity market prices and volatilities, as well as interest rates and contract maturity dates. The fair values we calculate for our derivatives may change significantly as commodity prices and volatilities change. The cash returns we actually realize on our derivatives may be different from the fair values that we estimate. For derivatives in an asset position, our calculations of fair value include reserves to reflect the credit risk of our counterparties. For derivatives in a liability position, our calculations include reserves to reflect our own credit risk. At December 31, 2008, the amount of credit reserves we have recorded is immaterial. For additional details on how we determine the fair values of our derivatives, see Note 2, Fair Value Measurements.

The types of contracts we typically classify as derivatives are financial transmission rights, fixed price fuel contracts, and forward and option contracts for natural gas and foreign currencies. Most of our commodity purchase and sale contracts are not subject to derivative accounting under SFAS No. 133 because:

- they do not have a notional amount (that is, a number of units specified in a derivative instrument, such as MWh of electricity or bcf of natural gas),
- they qualify for the normal purchases and sales exception, or
- there is not an active market for the commodity.

Our coal purchase contracts are not derivatives because there is not an active market for the coal we purchase. If an active market for coal develops in the future, some of these contracts may qualify as derivatives. Under regulatory accounting, the resulting mark-to-market gains and losses would be offset by changes in regulatory assets and liabilities and would not affect net income.

Market Risk Information: We are exposed to market risks including, but not limited to, changes in interest rates, commodity prices, foreign currency exchange rates, and equity security prices. We may enter into various risk management contracts to limit our exposure to these risks, including swaps, options, and forward contracts. We enter into these contracts using established policies and procedures, under the direction of an executive oversight committee consisting of senior management representatives and a risk committee consisting of business unit managers.

These contracts contain credit risk, which is the risk that our counterparties will fail to meet their contractual obligations. We reduce this risk using established policies and procedures, such as evaluating our counterparties' credit quality and setting collateral requirements as necessary. If terms permit, we use standard agreements that allow us to net positive and negative exposures associated with the same counterparty. Given these policies, our current exposures, and our credit reserves, we do not expect a material adverse effect on our financial position or future earnings because of counterparty nonperformance.

The following risk sensitivities illustrate the potential loss in fair value, cash flows, or future earnings from our financial instruments, including our derivative contracts, assuming a hypothetical adverse change in market rates or prices of 10 percent. Potential losses could exceed the amounts shown in the sensitivity analyses if changes in market rates or prices were to exceed 10 percent.

Interest Rate Risk: We are exposed to interest rate risk resulting from issuing fixed-rate and variable-rate financing instruments, and from interest rate swap agreements. We use a combination of these instruments to manage this risk as deemed appropriate, based upon market conditions. These strategies are designed to provide and maintain a balance between risk and the lowest cost of capital.

Interest Rate Risk Sensitivity Analysis (assuming an increase in market interest rates of 10 percent):

December 31	2008	2007
	In Millions	
Variable-rate financing — before tax annual earnings exposure	$ 1	$ 1
Fixed-rate financing — potential **reduction** in fair value(a)	136	116

(a) Fair value reduction could only be realized if we transferred all of our fixed-rate financing to other creditors.

Commodity Price Risk: Operating in the energy industry, we are exposed to commodity price risk, which arises from fluctuations in the price of electricity, natural gas, coal, and other commodities. Commodity prices are influenced by a number of factors, including weather, changes in supply and demand, and liquidity of commodity markets. In order to manage commodity price risk, we may enter into various non-trading derivative contracts, such as fixed price fuel contracts.

Commodity Price Risk Sensitivity Analysis (assuming an adverse change in market prices of 10 percent):

December 31	2008	2007
	In Millions	
Potential **reduction** in fair value:		
Fixed price fuel contracts	$1	$—

Investment Securities Price Risk: Our investments in debt and equity securities are exposed to changes in interest rates and price fluctuations in equity markets. The following table shows the potential effect of adverse changes in interest rates and fluctuations in equity prices on our available-for-sale investments.

Investment Securities Price Risk Sensitivity Analysis (assuming an adverse change in market prices of 10 percent):

December 31	2008	2007
	In Millions	
Potential **reduction** in fair value of available-for-sale equity securities (SERP investments and investment in CMS Energy common stock)	$4	$7

For additional details on market risk and derivative activities, see Note 6, Financial and Derivative Instruments.

RETIREMENT BENEFITS

Pension: We have external trust funds to provide retirement pension benefits to our employees under a non-contributory, defined benefit Pension Plan. On September 1, 2005, the defined benefit Pension Plan was closed to new participants and we implemented the qualified DCCP, which provides an employer contribution of five percent of base pay to the existing 401(k) plan. An employee contribution is not required to receive the plan's employer cash contribution. All employees hired on or after September 1, 2005 participate in this plan as part of their retirement benefit program. Previous cash balance pension plan participants also participate in the DCCP as of September 1, 2005. Additional pay credits under the cash balance pension plan were discontinued as of that date.

401(k): We provide an employer match in our 401(k) plan equal to 60 percent on eligible contributions up to the first six percent of an employee's wages.

OPEB: We provide postretirement health and life benefits under our OPEB plan to qualifying retired employees.

In accordance with SFAS No. 158, we record liabilities for pension and OPEB on our consolidated balance sheet at the present value of the future obligations, net of any plan assets. We use SFAS No. 87 to account for pension expense and SFAS No. 106 to account for other postretirement benefit expense. The calculation of the liabilities and associated expenses requires the expertise of actuaries, and requires many assumptions, including:

- life expectancies,
- discount rates,
- expected long-term rate of return on plan assets,
- rate of compensation increases, and
- anticipated health care costs.

A change in these assumptions could change significantly our recorded liabilities and associated expenses.

The following table provides an estimate of our pension cost, OPEB cost, and cash contributions for the next three years:

Expected	Pension Cost	OPEB Cost	Pension Contribution	OPEB Contribution
			In Millions	
2009	$98	$78	$291	$52
2010	88	75	123	52
2011	85	73	102	52

Contribution estimates include amounts required and discretionary contributions. Consumers' pension and OPEB costs are recoverable through our general ratemaking process. Actual future pension cost and contributions will depend on future investment performance, changes in future discount rates, and various other factors related to the populations participating in the Pension Plan.

Lowering the expected long-term rate of return on the Pension Plan assets by 0.25 percent (from 8.25 percent to 8.00 percent) would increase estimated pension cost for 2009 by $3 million. Lowering the discount rate by 0.25 percent (from 6.50 percent to 6.25 percent) would increase estimated pension cost for 2009 by $5 million.

For additional details on postretirement benefits, see Note 7, Retirement Benefits.

ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS

We are required to record the fair value of the cost to remove assets at the end of their useful lives, if there is a legal obligation to remove them. We have legal obligations to remove some of our assets at the end of their useful lives. We calculate the fair value of ARO liabilities using an expected present value technique, that reflects assumptions about costs, inflation, and profit margin that third parties would consider to assume the obligation. We did not include a market risk premium in our ARO fair value estimates since a reasonable estimate could not be made.

If a reasonable estimate of fair value cannot be made in the period in which the ARO is incurred, such as for assets with indeterminate lives, the liability is recognized when a reasonable estimate of fair value can be made. Generally, our gas transmission and electric and gas distribution assets have indeterminate lives and retirement cash flows that cannot be determined. However, we have recorded an ARO for our obligation to cut, purge, and cap abandoned gas distribution mains and gas services at the end of their useful lives. We have not recorded a liability for assets that have insignificant cumulative disposal costs, such as substation batteries. For additional details, see Note 8, Asset Retirement Obligations.

RELATED PARTY TRANSACTIONS

We enter into a number of significant transactions with related parties. These transactions include:

- purchase and sale of electricity from and to Enterprises,
- payment of parent company overhead costs to CMS Energy, and
- investment in CMS Energy Common Stock.

Transactions involving the power supply purchases from certain affiliates of Enterprises are based upon avoided costs under PURPA and competitive bidding. The payment of parent company overhead costs is based on the use of accepted industry allocation methodologies. These payments are for costs that generally occur in the normal course of business.

For additional details on related party transactions, see Note 1, Corporate Structure and Accounting Policies, "Related Party Transactions."

CAPITAL RESOURCES AND LIQUIDITY

Factors affecting our liquidity and capital requirements include:

- results of operations,
- capital expenditures,
- energy commodity and transportation costs,
- contractual obligations,
- regulatory decisions,
- debt maturities,
- credit ratings,
- pension plan funding requirements,
- working capital needs,
- collateral requirements, and
- access to credit markets.

During the summer months, we buy natural gas and store it for resale during the winter heating season. Although our prudent natural gas costs are recoverable from our customers, the storage of natural gas as inventory requires additional liquidity due to the lag in cost recovery.

Components of our cash management plan include controlling operating expenses and capital expenditures and evaluating market conditions for financing opportunities, if needed. We have taken the following actions to strengthen our liquidity:

- in September 2008, we issued $350 million FMB, and
- in September 2008, we entered into a $150 million revolving credit agreement.

In April 2008, we redeemed two of our tax-exempt debt issues with $96 million of refinancing proceeds and converted $35 million of tax-exempt debt previously backed by municipal bond insurers to variable rate demand bonds, effectively eliminating our variable rate debt backed by municipal bond insurers.

Despite the current market volatility, we expect to be able to continue to have access to the capital markets, including funds available under our revolving credit facilities and our accounts receivable sales program. Our accounts receivable sales program is planned for renewal in May 2009. Of our $842 million in letters of credit and revolving credit facilities, $342 million are planned for renewal in 2009 and $500 million are planned for renewal in 2012. Our FMB maturities are $350 million in 2009, $250 million in 2010 and $300 million in 2012. We believe that our current level of cash and our anticipated cash flows from operating activities, together with access to sources of liquidity, will be sufficient to meet cash requirements. If access to the capital markets is diminished or otherwise restricted, we would implement contingency plans to address debt maturities that may include reduced capital spending. For additional details, see Note 5, Financings and Capitalization.

CASH POSITION, INVESTING, AND FINANCING

Our operating, investing, and financing activities meet consolidated cash needs. At December 31, 2008, we had $94 million of consolidated cash, which includes $25 million of restricted cash.

The following tables provide a summary of the major items affecting our cash flows from operating, investing and financing activities:

Operating Activities:

Years Ended December 31	2008	2007	Change	2007	2006	Change
			In Millions			
Net cash provided by operating activities	$873	$440	$ 433	$440	$474	$ (34)
Reasons for the change:						
Net income			$ 52			$ 126
Non-cash operating activities(a)			209			(62)
Accounts receivable and accrued revenue			363			(466)
Inventories			(84)			109
Accounts payable			24			9
Accrued taxes			(144)			181
MCV Partnership gas supplier funds on deposit			—			147
Postretirement benefits contributions			123			(105)
Regulatory liabilities			(64)			(173)
Other assets and liabilities			(46)			200
Total change			$ 433			$ (34)

(a) Represents adjustments to reconcile net income to net cash provided by operating activities including depreciation and amortization, deferred income taxes, postretirement benefits expense, asset impairment charges, and other non-cash charges.

2008 versus 2007: Cash provided by operating activities increased primarily as a result of increased earnings and the timing of cash receipts from accounts receivable. We accelerate our collections from customer billings through the sale of accounts receivable. We sold $325 million of accounts receivable at the end of 2006, which reduced our collections from customers during 2007. We did not sell accounts receivable in 2007 and sold $170 million of accounts receivable during 2008. Also contributing to the increase in cash provided by operating activities were lower postretirement benefit contributions and other timing differences. These increases were partially offset by refunds to customers of excess Palisades decommissioning funds, the impact of higher commodity prices on inventory purchases, and increased accounts receivable billings at the end of 2008 due to regulatory actions and weather-driven demand.

2007 versus 2006: The decrease in cash provided by operating activities was primarily due to the absence, in 2007, of the sale of accounts receivable, a payment to fund our Pension Plan, and refunds to customers of excess Palisades decommissioning funds. These decreases were partially offset by increased earnings, the absence, in 2007, of tax payments made to the parent related to the 2006 IRS income tax audit, the absence of the release of the MCV Partnership gas supplier funds on deposit due to the sale of our interest in the MCV Partnership in 2006, a decrease in expenditures for gas inventory as the milder winter in 2006 allowed us to accumulate more gas in our storage facilities and other timing differences.

INVESTING ACTIVITIES:

Years Ended December 31	2008	2007	Change	2007	2006	Change
			In Millions			
Net cash used in investing activities	$(823)	$(583)	$(240)	$(583)	$(673)	$ 90
Reasons for the change:						
Proceeds from asset sales, net of cash relinquished			$(337)			$ 416
Proceeds from nuclear decommissioning trust funds			(333)			311
Capital expenditures			469			(612)
Other investing			(39)			(25)
Total change			$(240)			$ 90

2008 versus 2007: The increase in net cash used in investing activities reflects the absence, in 2008, of asset sale proceeds and proceeds from our nuclear decommissioning trust funds. This increase was partially offset by a decrease in capital expenditures resulting from the absence of the Zeeland power plant purchase made in 2007.

2007 versus 2006: The decrease in net cash used in investing activities was primarily due to proceeds from the sale of Palisades and the related dissolution of our nuclear decommissioning trust funds. This decrease was partially offset by an increase in capital expenditures primarily due to the purchase of the Zeeland power plant.

Financing Activities:

Years Ended December 31	2008	2007	Change	2007	2006	Change
			In Millions			
Net cash provided by (used in) financing activities	$(176)	$301	$(477)	$301	$(180)	$ 481
Reasons for the change:						
Proceeds from issuance of long-term debt			$ 600			$ —
Retirement of long-term debt			(410)			183
Payment of common stock dividends			(46)			(104)
Stockholder's contribution, net			(650)			450
Other financing			29			(48)
Total change			$(477)			$ 481

2008 versus 2007: The increase in net cash used in financing activities was primarily due to the absence of contributions from the parent, partially offset by an increase in net proceeds from long-term debt.

2007 versus 2006: The increase in net cash provided by financing activities was primarily due to an increase in contributions from the parent and a decrease in retirement of long-term debt. These changes were partially offset by an increase in common stock dividend payments.

Restrictive Covenants: Our credit agreements require us to maintain a debt to capital ratio, as defined, at a maximum of 0.70 to 1.0. At December 31, 2008, this debt to capital ratio was 0.52 to 1.0.

Credit Ratings: Our access to capital markets and costs of financing are influenced by the ratings of our securities. The following table displays our securities ratings as of December 31, 2008. The ratings outlook from

S&P (Standard and Poor's Rating Services),Moody's (Moody's Investor Services, Inc.) and Fitch (Fitch Ratings) on all securities is stable.

Securities	S&P	Moody's	Fitch
Senior Secured Debt (FMB)	BBB	Baa1	BBB+
Senior Unsecured Debt	BBB-	Baa2	BBB
Securitization Bonds	AAA	Aaa	AAA
Senior Secured Insured Quarterly Notes	AAA	Aaa	AAA
Tax Exempt Bonds	BBB	Baa1	—
Tax Exempt Bonds, LOC backed	AAA	Aaa	—

For additional details on long-term debt activity, see Note 5, Financings and Capitalization.

Obligations and Commitments

Contractual Obligations: The following table summarizes our contractual cash obligations for each of the periods presented. The table shows the timing of the obligations and their expected effect on our liquidity and cash flow in future periods. The table excludes all amounts classified as current liabilities on our Consolidated Balance Sheets, other than the current portion of long-term debt and capital and finance leases.

Contractual Obligations at December 31, 2008	Payments Due				
	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
			In Millions		
Long-term debt(a)	$ 4,291	$ 383	$ 380	$ 755	$ 2,773
Interest payments on long-term debt(b)	1,814	213	378	332	891
Capital and finance leases(c)	231	25	47	41	118
Interest payments on capital and finance leases(d)	122	13	25	22	62
Operating leases(e)	237	27	51	44	115
Purchase obligations(f)	14,699	2,201	2,391	1,545	8,562
Purchase obligations — related parties(f)	1,570	78	166	168	1,158
Total contractual obligations	$22,964	$2,940	$3,438	$2,907	$13,679

(a) Principal amounts due on outstanding debt obligations, current and long-term, at December 31, 2008. For additional details on long-term debt, see Note 5, Financings and Capitalization.

(b) Currently scheduled interest payments on both variable and fixed-rate long-term debt, current and long-term. Variable interest payments are based on contractual rates in effect at December 31, 2008.

(c) Principal portion of lease payments under our capital and finance leases, comprised mainly of leased service vehicles, leased office furniture, and certain power purchase agreements.

(d) Imputed interest on the capital leases.

(e) Minimum noncancelable lease payments under our leases of railroad cars, certain vehicles, and miscellaneous office buildings and equipment, which are accounted for as operating leases.

(f) Long-term contracts for purchase of commodities and services. These obligations include operating contracts used to assure adequate supply with generating facilities that meet PURPA requirements. These commodities and services include:

- natural gas and associated transportation,
- electricity, and
- coal and associated transportation.

Our purchase obligations include long-term power purchase agreements with various generating plants, which require us to make monthly capacity payments based on the plants' availability or deliverability. These payments will approximate $40 million per month during 2009. If a plant is not available to deliver electricity, we will not be obligated to make these payments for that period. For additional details on power supply costs, see "Electric Utility Results of Operations" within this MD&A and Note 4, Contingencies, "Electric Rate Matters — Power Supply Costs."

Revolving Credit Facilities: For details on our revolving credit facilities, see Note 5, Financings and Capitalization.

Dividend Restrictions: For details on dividend restrictions, see Note 5, Financings and Capitalization.

OFF-BALANCE SHEET ARRANGEMENTS

Off-Balance Sheet Arrangements: We enter into various arrangements in the normal course of business to facilitate commercial transactions with third parties. These arrangements include indemnifications, surety bonds, letters of credit, and financial and performance guarantees. Indemnifications are usually agreements to reimburse a counterparty that may incur losses due to outside claims or breach of contract terms. The maximum payment we would be required to make under a number of these indemnities is not estimable. While we believe it is unlikely that we will incur any material losses related to indemnifications we have not recorded as liabilities, we cannot predict the impact of these contingent obligations on our liquidity and financial condition. For additional details on these arrangements, see Note 4, Contingencies, Other Contingencies — Indemnifications — Guarantees and Indemnifications.

Sale of Accounts Receivable: Under our revolving accounts receivable sales program, we may sell up to $250 million of eligible accounts receivable at December 31, 2008, reduced from $325 million at December 31, 2007.

Capital Expenditures: For planning purposes, we forecast capital expenditures over a three-year period. We review these estimates and may revise them, periodically, due to a number of factors including environmental regulations, business opportunities, market volatility, economic trends, and the ability to access capital. The following is a summary of our estimated capital expenditures, including lease commitments, for 2009 through 2011:

Years Ending December 31	2009	2010	2011
		In Millions	
Construction	$628	$ 748	$664
Clean Air(a)	69	197	105
New Customers	70	87	91
Other(b)	83	102	96
Total	$850	$1,134	$956
Electric utility operations(a)(b)	$574	$ 847	$705
Gas utility operations(b)	276	287	251
Total	$850	$1,134	$956

(a) These amounts include estimates for capital expenditures that may be required by revisions to the Clean Air Act's national air quality standards or potential renewable energy programs.

(b) These amounts include estimates for capital expenditures related to information technology projects, facility improvements, and vehicle leasing.

Dividend Restrictions: For details on dividend restrictions, see Note 5, Financings and Capitalization.

OUTLOOK

CORPORATE OUTLOOK

Our business strategy will focus on continuing to invest in our utility system to enable us to meet our customer commitments, to comply with increasingly demanding environmental performance standards, to improve system performance, and to maintain adequate supply and capacity.

ELECTRIC BUSINESS OUTLOOK

Balanced Energy Initiative: Our Balanced Energy Initiative is a comprehensive energy resource plan to meet our projected short-term and long-term electric power requirements through:

- energy efficiency,
- demand management,
- expanded use of renewable energy, and
- development of new power plants and pursuit of additional power purchase agreements to complement existing generating sources.

Our Balanced Energy Initiative includes our plan to build an 800 MW advanced clean coal-based plant at our Karn/Weadock Generating complex near Bay City, Michigan. We expect the plant to be in operation in 2017. Legislation enacted in Michigan in October 2008 provided guidelines with respect to the MPSC review and approval of energy resource plans and proposed power plants. We plan to file a new case with the MPSC that conforms to the new legislation.

Proposed Coal Plant Projects: In February 2009, the Michigan governor issued an executive directive that set forth additional requirements for the issuance of a permit to install a coal-based electric generating plant in the state of Michigan. The directive requires the MDEQ, before issuing an air permit for any coal-based electric generating plant, to consider, among other things,

- whether additional generation is needed, and
- whether other feasible and prudent alternatives to a new coal plant exist that would better protect the environment, including potential demand reduction measures and purchasing power from existing sources.

We are examining the legality of the directive, as well as its impact on our existing air permit application for our planned advanced clean coal plant. The Michigan attorney general issued an opinion that invalidated the governor's directive on the basis that the governor's directive exceeded the governor's authority.

In February 2009, the Michigan governor also proposed a 45 percent reduction in the use of fossil fuel for electric generation by 2020. The governor's office has subsequently advised us that the 45 percent is only a suggested target, and is intended to apply only to coal-based generation. If implemented, it will have a significant impact upon the operation and cost of existing and planned future coal-based power plants.

We cannot predict the impact of the governor's statements or other factors on our future power supply plans.

Electric Customer Revenue Outlook: Michigan's economy has suffered from closures and restructuring of automotive manufacturing facilities and those of related suppliers and from the depressed housing market. The Michigan economy also has been harmed by the current volatility in the credit markets. Although our electric utility results are not dependent substantially upon a single customer, or even a few customers, those in the automotive sector represented four percent of our total 2008 electric revenue and two and a half percent of our 2008 electric operating income. We cannot predict the financial impact of the Michigan economy on our electric customer revenue.

Electric Deliveries: We experienced a decrease in electric deliveries of approximately 3.5 percent in 2008 compared with 2007, or 2.0 percent excluding impacts from differences in weather. This decrease reflects a decline in industrial economic activity and the cancellation of one wholesale customer contract. For 2009, we expect a decrease in electric deliveries of 2.5 percent compared with 2008, or 2.1 percent excluding impacts from differences in weather. Our outlook for 2009 includes continuing growth in deliveries to our largest-growing customer, which produces semiconductor and solar energy components. Excluding this customer's growth, we expect electric deliveries in 2009 to decline 3.4 percent compared with 2008 or 3.0 percent excluding impacts from differences in weather. Our outlook reflects reduced deliveries associated with our investment in energy efficiency programs included in the recently enacted legislation, as well as recent projections of Michigan economic conditions.

After 2009, we anticipate economic conditions to stabilize, resulting in modestly growing deliveries of electricity. We expect deliveries to grow on average about 0.8 percent annually over the period from 2009 to 2014. This growth rate also includes expected results of energy efficiency programs and both full-service sales and delivery service to customers who choose to buy generation service from an alternative electric supplier, but transactions with other wholesale market participants are not included. Actual growth may vary from this trend due to the following:

- energy conservation measures and results of energy efficiency programs,
- fluctuations in weather, and
- changes in economic conditions, including utilization and expansion or contraction of manufacturing facilities, population trends, and housing activity.

Electric Reserve Margin: To reduce the risk of high power supply costs during peak demand periods and to achieve our Reserve Margin target, we purchase electric capacity and energy for the physical delivery of electricity primarily in the summer months. We are currently planning for a Reserve Margin of 12.7 percent for summer 2009, or supply resources equal to 112.7 percent of projected firm summer peak load. We have purchased capacity and energy covering our Reserve Margin requirements for 2009 through 2010. Of the 2009 supply resources target, we expect 96.4 percent to come from our electric generating plants and long-term power purchase contracts, with other capacity and energy contractual arrangements making up the remainder. We expect capacity costs for these electric capacity and energy contractual arrangements to be $15 million for 2009.

Electric Transmission Expenses: We expect the transmission charges we incur to increase by $55 million in 2009 compared with 2008 primarily due to a 25 percent increase in METC and Wolverine transmission rates. This increase was included in our 2009 PSCR plan filed with the MPSC in September 2008.

The MPSC issued an order that allowed transmission expenses to be included in the PSCR process. The Attorney General appealed the MPSC order to the Michigan Court of Appeals, which affirmed the MPSC order. The Attorney General filed an application for leave to appeal with the Michigan Supreme Court, which was granted in September 2008. We cannot predict the financial impact or outcome of this matter.

For additional details on the electric transmission expense litigation, see Note 4, Contingencies, "Electric Contingencies — Litigation."

Renewable Energy Plan: Legislation enacted in Michigan in October 2008 prescribed renewable energy standards for energy and capacity. The energy standard requires that 10 percent of our electric sales volume come from renewable sources by 2015 with interim target requirements. Approximately four percent of our electric sales volume comes presently from renewable sources. The legislation also requires us to add new renewable energy capacity of 200 MW by year-end 2013 and 500 MW by year-end 2015, from owned renewable energy sources or power purchased agreements. We have secured more than 36,000 acres of land easements in Michigan's Tuscola and Mason counties for potential wind generation development and we are collecting presently wind speed and other meteorological data at the sites.

In February 2009, we filed our Renewable Energy Plan with the MPSC. The plan details how we will meet the renewable energy standards for energy and capacity.

Energy Optimization Plan: Legislation enacted in Michigan in October 2008 requires utilities to prepare energy optimization plans and achieve annual sales reduction targets beginning in 2009 through 2015. In February 2009, we filed our Energy Optimization Plan with the MPSC, which details our proposed energy cost savings plan through incentives to reduce customer usage among all customer classes and the method of recovery of program costs.

Ancillary Services: In January 2009, MISO implemented an ancillary services market for the purchase and sale of regulation and contingency reserves. We include ancillary service costs in our PSCR.

ELECTRIC BUSINESS UNCERTAINTIES

Several electric business trends and uncertainties may affect our financial condition and future results of operations. These trends and uncertainties could have a material impact on revenues and income from continuing electric operations.

Electric Environmental Estimates: Our operations are subject to various state and federal environmental laws and regulations. Generally, we have been able to recover in customer rates our costs to operate our facilities in compliance with these laws and regulations.

Clean Air Act: We continue to focus on complying with the federal Clean Air Act and numerous state and federal regulations. We plan to spend $817 million for equipment installation through 2017 to comply with a number of environmental regulations, including regulations limiting nitrogen oxides and sulfur dioxide emissions. We expect to recover these costs in customer rates.

We plan to purchase additional nitrogen oxides emission allowances through 2010 at an estimated cost of $5 million per year. We also plan to purchase sulfur dioxide emission allowances, between 2013 and 2015, at an estimated cost ranging from $9 million to $27 million per year. We expect to recover emissions allowance costs from our customers through the PSCR process.

Clean Air Interstate Rule: In March 2005, the EPA adopted the CAIR, which required additional coal-based electric generating plant emission controls for nitrogen oxides and sulfur dioxide. The CAIR was appealed to the U.S. Court of Appeals for the District of Columbia. The court initially vacated the CAIR and the CAIR federal implementation plan in their entirety, but subsequently, the court changed course and remanded the rule to the EPA maintaining the rule in effect pending EPA revision. As a result, the CAIR still remains in effect, with the first annual nitrogen oxides compliance year beginning January 1, 2009. The EPA must now revise the rule to resolve the court's concerns. The court did not set a timetable for the revision.

State and Federal Mercury Air Rules: In March 2005, the EPA issued the CAMR, which required initial reductions of mercury emissions from coal-based electric generating plants by 2010 and further reductions by 2018. A number of states and other entities appealed certain portions of the CAMR to the U.S. Court of Appeals for the District of Columbia. The U.S. Court of Appeals for the District of Columbia decided the case in February 2008, and determined that the rules developed by the EPA were not consistent with the Clean Air Act. The U.S. Supreme Court has been petitioned to review this decision.

In April 2006, Michigan's governor proposed a plan that would result in mercury emissions reductions of 90 percent by 2015. The MDEQ is reviewing public comments made in response to a newly released mercury emissions reduction proposal. If this plan becomes effective, we estimate that the associated costs will be approximately $782 million by 2015.

Routine Maintenance Classification: The EPA has alleged that some utilities have incorrectly classified major plant modifications as RMRR rather than seeking permits from the EPA to modify their plants. We responded to information requests from the EPA on this subject in 2000, 2002, and 2006. We believe that we have properly interpreted the requirements of RMRR. In October 2008, we received another information request from the EPA under Section 114 of the Clean Air Act. We responded to this information request in December 2008.

In addition to the EPA's information request, in October 2008, we received a NOV for three of our coal-based facilities relating to violations of NSR regulations, alleging ten projects from 1986 to 1998 were subject to NSR review. We met with the EPA in January 2009 and have additional meetings scheduled. If the EPA does not accept our interpretation of RMRR, we could be required to install additional pollution control equipment at some or all of our coal-based electric generating plants, surrender emission allowances, engage in supplemental environmental programs or pay fines. Additionally, we would need to assess the viability of continuing operations at certain plants. We cannot predict the financial impact or outcome of this matter.

Greenhouse Gases: The United States Congress has introduced proposals that would require reductions in emissions of greenhouse gases, including carbon dioxide. We consider it likely that Congress will enact greenhouse gas legislation, but the form of any final bill is difficult to predict. These laws, or similar state laws or rules, if enacted, could require us to replace equipment, install additional equipment for emission controls, purchase allowances, curtail operations, arrange for alternative sources of supply, or take other steps to manage or lower the emission of greenhouse gases. Although associated capital or operating costs relating to greenhouse gas regulation or legislation could be material, and cost recovery cannot be assured, we expect to have an opportunity to recover these costs and capital expenditures in rates consistent with the recovery of other reasonable costs of complying with environmental laws and regulations.

In July 2008, the EPA published an Advance Notice of Proposed Rulemaking to present possible options for regulating greenhouse gases under the Clean Air Act, as well as to solicit comments and additional ideas. We submitted comments to the EPA on this issue in November 2008. In addition to the potential for federal actions related to greenhouse gas regulation, the State of Michigan has convened the Michigan Climate Action Council, a climate change stakeholder process. Michigan is also a signatory participant in the Midwest Governors Greenhouse Gas Reduction Accord process. We cannot predict the extent or the likelihood of any actions that could result from these state and regional processes.

Water: In July 2004, the EPA issued rules that govern existing electric generating plant cooling water intake systems. These rules require a significant reduction in the number of fish harmed by intake structures at existing power plants. The EPA compliance options in the rule were challenged before the U.S. Court of Appeals for the Second Circuit, which remanded the bulk of the rule back to the EPA for reconsideration in January 2007. In April 2008, the U.S. Supreme Court agreed to hear an industry challenge to the appellate court ruling in this case. A decision from the U.S Supreme Court is expected in the first half of 2009. The EPA is planning to issue a revised draft rule in 2009, following the court decision.

We estimate that capital expenditures to comply with these regulations will be approximately $128 million; however an unfavorable U.S. Supreme Court decision could increase expenditures significantly.

We will continue to monitor these developments and respond to their potential implications for our business, consolidated results of operations, cash flows, and financial position. For additional details on electric environmental matters, see Note 4, Contingencies, "Electric Contingencies — Electric Environmental Matters."

Stranded Cost Recovery: In October 2008, the Michigan legislature enacted legislation that amended the Customer Choice Act and directed the MPSC to approve rates that will allow recovery of Stranded Costs within five years. In January 2009, we filed an application with the MPSC requesting recovery of these Stranded Costs through a surcharge on both full service and ROA customers. At December 31, 2008, we had a regulatory asset for Stranded Costs of $71 million.

Electric Rate Case: In November 2008, we filed an application with the MPSC seeking an annual increase in revenue of $214 million based on an 11 percent authorized return on equity. The filing seeks recovery of costs associated with new plant investments including Clean Air Act investments, higher operating and maintenance costs, and the approval to recover costs associated with our advanced metering infrastructure program. The Michigan legislation enacted in October 2008 generally allows utilities to self-implement rates six months after filing, subject to refund, unless the MPSC finds good cause to prohibit such self-implementation. We cannot predict the financial impact or outcome of this proceeding.

Palisades Regulatory Proceedings: We sold Palisades to Entergy in April 2007. The MPSC order approving the transaction required that we credit $255 million of excess sale proceeds and decommissioning amounts to our retail customers by December 2008. There are additional excess sales proceeds and decommissioning fund balances of $109 million above the amount in the MPSC order. The distribution of these funds is still pending with the MPSC.

For additional details on electric rate matters, see Note 4, Contingencies, "Electric Rate Matters."

GAS BUSINESS OUTLOOK

Gas Deliveries: For 2009, we expect gas deliveries to decrease by 3.4 percent compared with 2008, or 4.7 percent, excluding impacts from differences in weather, due to continuing conservation and overall economic conditions in Michigan. We expect gas deliveries to average a decline of less than 1.6 percent annually over the next five years. Actual delivery levels from year to year may vary from this trend due to the following:

- fluctuations in weather,
- use by independent power producers,
- availability and development of renewable energy sources,
- changes in gas prices,
- Michigan economic conditions including population trends and housing activity,
- the price of competing energy sources or fuels, and
- energy efficiency and conservation.

GAS BUSINESS UNCERTAINTIES

Several gas business trends and uncertainties may affect our future financial results and financial condition. These trends and uncertainties could have a material impact on future revenues and income from gas operations.

Gas Environmental Estimates: We expect to incur investigation and remedial action costs at a number of sites, including 23 former manufactured gas plant sites. For additional details, see Note 4, Contingencies, "Gas Contingencies - Gas Environmental Matters."

Gas Cost Recovery: The GCR process is designed to allow us to recover all of our purchased natural gas costs if incurred under reasonable and prudent policies and practices. The MPSC reviews these costs, policies, and practices for prudence in annual plan and reconciliation proceedings. For additional details on GCR, see Note 4, Contingencies, "Gas Rate Matters — Gas Cost Recovery."

Gas Depreciation: On August 1, 2008, we filed a gas depreciation case using 2007 data with the MPSC-ordered variations on traditional cost-of-removal methodologies. In December 2008, the MPSC approved a partial settlement agreement allowing us to implement the filed depreciation rates, on an interim basis, concurrent with the implementation of settled rates in our 2008 gas rate case. The interim depreciation rates reduce our depreciation expense by approximately $20 million per year and will remain in effect until a final order is issued in our gas depreciation case. If a final order in our gas depreciation case is not issued concurrently with a final order in a general gas rate case, the MPSC may incorporate the results of the depreciation case into general gas rates through a surcharge, which may be either positive or negative.

Lost and Unaccounted for Gas: Gas utilities typically lose a portion of gas as it is injected into and withdrawn from storage and sent through transmission and distribution systems. We recover the cost of lost and unaccounted for gas through general rate cases, which have traditionally provided for recovery based on an average of the previous five years of actual losses. To the extent that we experience lost and unaccounted for gas that exceeds the previous five-year average, we may be unable to recover these amounts in rates.

OTHER OUTLOOK

Advanced Metering Infrastructure: We are developing an advanced metering system that will provide enhanced controls and information about our customer energy usage and notification of service interruptions. The system also will allow customers to make decisions about energy efficiency and conservation, provide other customer benefits, and reduce costs. We expect to develop integration software and pilot new technology over the next two to three years, and incur capital expenditures of approximately $800 million over the next seven years for the full deployment of these "smart meters."

Emergency Shutoff Protection Rules: In February 2009, the MPSC issued rules that would put additional emergency shutoff protections and service limitation protections in place for our residential electric and natural gas customers. The protection exceeds previous shutoff rules as follows:

- extends the protection period from March 31, 2009 to April 30, 2009,
- includes protection for physically or mentally disabled customers of record,
- expands the qualifications for low income shutoff protection, and
- gives customers the payment options.

We are presently evaluating the impacts of these rules on our cash flows and financial position.

Litigation and Regulatory Investigation: We are a party to certain lawsuits and administrative proceedings before various courts and governmental agencies arising from the ordinary course of business.

For additional details regarding these lawsuits and proceedings, see Note 4, Contingencies and Part I, Item 3. Legal Proceedings.

Emergency Economic Stabilization Act of 2008 — Mark-to-Market Accounting: In October 2008, President Bush signed into law a $700 billion economic recovery plan. The plan included a provision authorizing the SEC to suspend the application of SFAS No. 157 for any issuer with respect to any class or category of transaction as deemed necessary. In addition, the SEC was required to conduct a study on mark-to-market accounting (fair value accounting), including its possible impacts on recent bank failures, along with a consideration of alternative accounting treatments. In late December 2008, the SEC submitted a report on its study to Congress. The report concluded that mark-to-market accounting was not a major factor in recent bank failures, and recommended that existing fair value and mark-to-market accounting requirements remain in place. The report included recommendations for improving fair value accounting and reporting. We apply this accounting primarily to our investment in CMS Energy Common Stock and our SERP investments, and we will continue to monitor developments relating to the SEC report, including reactions and responses to the report's recommendations, for potential impact to us.

IMPLEMENTATION OF NEW ACCOUNTING STANDARDS

SFAS No. 157, *Fair Value Measurements:* This standard, which was effective for us January 1, 2008, defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The implementation of this standard did not have a material effect on our consolidated financial statements. For additional details on our fair value measurements, see Note 2, Fair Value Measurements.

SEC / *FASB Guidance on Fair Value Measurements:* In September 2008, in response to concerns about fair value accounting and its possible role in the recent declines in the financial markets, the SEC Office of the Chief Accountant and the FASB staff jointly released additional guidance on fair value measurements. The guidance, which was effective for us upon issuance, did not change or conflict with the fair value principles in SFAS No. 157, but rather provided further clarification on how to value a financial asset in an illiquid market. This guidance had no impact on our fair value measurements.

FSP FAS 157-3, ***Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active:*** In October 2008, the FASB issued this standard, effective for us for the quarter ended September 30, 2008. The standard clarifies the application of SFAS No. 157 in measuring financial assets in illiquid markets and is consistent with the guidance issued by the SEC and the FASB as discussed in the preceding paragraph, but an example is provided to illustrate the concepts. The standard was to be applied prospectively. The guidance in this standard did not impact our fair value measurements.

SFAS No. 158, ***Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R):*** In September 2006, the FASB issued SFAS No. 158. Phase one of this standard, implemented in December 2006, required us to recognize the funded status of our defined benefit postretirement plans on our Consolidated Balance Sheets at December 31, 2006. Phase two, implemented in January 2008, required us to change our plan measurement date from November 30 to December 31, effective for the year ending December 31, 2008. For additional details, see Note 7, Retirement Benefits.

SFAS No. 159, ***The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment to FASB Statement No. 115:*** This standard, which was effective for us January 1, 2008, gives us the option to measure certain financial instruments and other items at fair value, with changes in fair value recognized in earnings. We have not elected the fair value option for any financial instruments or other items.

EITF Issue 06-11, ***Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards:*** This standard, which was effective for us January 1, 2008, requires companies to recognize, as an increase to additional paid-in capital, the income tax benefit realized from dividends or dividend equivalents that are charged to retained earnings and paid to employees for non-vested equity-classified employee share-based payment awards. This standard did not have a material effect on our consolidated financial statements.

FSP FAS 133-1 and FIN 45-4, ***Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161:*** In September 2008, the FASB issued this standard, effective for us December 31, 2008. This standard amended SFAS No. 133 and FIN 45 to require enhanced disclosures for issuers of credit derivatives and financial guarantees. We have not issued any credit derivatives; thus, this standard applies only to our disclosures about guarantees we have issued. This standard involves disclosures only, and did not have a material effect on our consolidated financial statements. For additional details on our guarantees, see Note 4, Contingencies.

NEW ACCOUNTING STANDARDS NOT YET EFFECTIVE

SFAS No. 141(R), ***Business Combinations:*** In December 2007, the FASB issued SFAS No. 141(R), which replaces SFAS No. 141, *Business Combinations*. SFAS No. 141(R) establishes how an acquiring entity should measure and recognize assets acquired, liabilities assumed, and noncontrolling interests acquired through a business combination. The standard also establishes how goodwill or gains from bargain purchases should be measured and recognized, and what information the acquirer should disclose to enable users of the financial statements to evaluate the nature and financial effects of a business combination. Costs of an acquisition are to be recognized separately from the business combination. We will apply SFAS No. 141(R) prospectively to any business combination for which the date of acquisition is on or after January 1, 2009.

SFAS No. 160, ***Noncontrolling Interests in Consolidated Financial Statements — an amendment to ARB No. 51:*** In December 2007, the FASB issued SFAS No. 160, effective for us January 1, 2009. Under this standard, ownership interests in subsidiaries held by third parties, which are currently referred to as minority interests, will be presented as noncontrolling interests and shown separately on our Consolidated Balance Sheets within equity. In addition, net income attributable to noncontrolling interests will be included in net income on our Consolidated Statements of Income. These changes involve presentation only, and will not otherwise impact our consolidated financial statements. The standard will also affect the accounting for changes in a parent's ownership interest, including deconsolidation of a subsidiary. We will apply these provisions of SFAS No. 160 prospectively to any such transactions.

SFAS No. 161, ***Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133:*** In March 2008, the FASB issued SFAS No. 161, effective for us January 1, 2009. This standard requires entities to provide enhanced disclosures about how and why derivatives are used, how derivatives and related hedged items are accounted for under SFAS No. 133, and how derivatives and related hedged items affect the entity's financial position, financial performance, and cash flows. This standard will not have a material effect on our consolidated financial statements.

FSP FAS 142-3, ***Determination of the Useful Life of Intangible Assets:*** In April 2008, the FASB issued FSP FAS 142-3, effective for us January 1, 2009. This standard amends SFAS No. 142 to require expanded consideration of expected future renewals or extensions of intangible assets when determining their useful lives. This standard will be applied prospectively for intangible assets acquired after the effective date. This standard will not have a material impact on our consolidated financial statements.

EITF Issue 08-5, ***Issuer's Accounting for Liabilities Measured at Fair Value with a Third-Party Credit Enhancement:*** In September 2008, the FASB ratified EITF Issue 08-5, effective for us January 1, 2009. This guidance concludes that the fair value measurement of a liability should not consider the effect of a third-party credit enhancement or guarantee supporting the liability. The fair value of the liability should thus reflect the credit standing of the issuer and should not be adjusted to reflect the credit standing of a third-party guarantor. The standard is to be applied prospectively. This standard will not have a material impact on our consolidated financial statements.

FSP FAS 132(R)-1, ***Employers' Disclosures about Postretirement Benefit Plan Assets:*** In December 2008, the FASB issued this standard, effective for us for the year ending December 31, 2009. The standard requires expanded annual disclosures about the plan assets in our defined benefit pension and OPEB plans. The required disclosures include information about investment allocation decisions, major categories of plan assets, the inputs and valuation techniques used in the fair value measurements, the effects of significant unobservable inputs on changes in plan assets, and significant concentrations of risk within plan assets. The standard involves disclosures only, and will not impact our consolidated income, cash flows, or financial position.

(This page intentionally left blank)

CONSUMERS ENERGY COMPANY

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31		
	2008	2007	2006
		In Millions	
Operating Revenue	$6,421	$6,064	$5,721
Earnings from Equity Method Investees	—	—	1
Operating Expenses			
Fuel for electric generation	483	385	672
Fuel costs mark-to-market at the MCV Partnership	—	—	204
Purchased and interchange power	1,313	1,370	647
Purchased power — related parties	75	79	74
Cost of gas sold	2,079	1,918	1,770
Other operating expenses	766	808	895
Maintenance	169	183	284
Depreciation and amortization	574	524	527
General taxes	195	217	150
Asset impairment charges	—	—	218
Loss (gain) on asset sales, net	1	(2)	(79)
	5,655	5,482	5,362
Operating Income	766	582	360
Other Income (Deductions)			
Interest	25	69	62
Interest and dividends — related parties	1	1	—
Regulatory return on capital expenditures	33	31	26
Other income	12	32	20
Other expense	(28)	(14)	(12)
	43	119	96
Interest Charges			
Interest on long-term debt	229	234	281
Interest on long-term debt — related parties	—	2	5
Other interest	22	34	13
Capitalized interest	(4)	(6)	(10)
	247	264	289
Income Before Income Taxes	562	437	167
Income Tax Expense	198	125	91
Income Before Minority Obligations, Net	364	312	76
Minority Obligations, Net	—	—	(110)
Net Income	364	312	186
Preferred Stock Dividends	2	2	2
Net Income Available to Common Stockholder	$ 362	$ 310	$ 184

The accompanying notes are an integral part of these statements.

CONSUMERS ENERGY COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31		
	2008	2007	2006
		In Millions	
Cash Flows from Operating Activities			
Net income	$ 364	$ 312	$ 186
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization (includes nuclear decommissioning of $—, $4 and $6)	574	524	527
Deferred income taxes and investment tax credit	196	55	(113)
Regulatory return on capital expenditures	(33)	(31)	(26)
Minority obligations, net	—	—	(110)
Fuel costs mark-to-market at the MCV Partnership	—	—	204
Asset impairment charges	—	—	218
Postretirement benefits expense	141	124	122
Capital lease and other amortization	30	44	37
Bad debt expense	47	33	30
Loss (gain) on sale of assets	1	(2)	(79)
Earnings from equity method investees	—	—	(1)
Postretirement benefits contributions	(50)	(173)	(68)
Changes in assets and liabilities:			
Decrease (increase) in accounts receivable, notes receivable and accrued revenue	(79)	(442)	24
Decrease (increase) in accrued power supply and gas revenue	35	99	(91)
Increase in inventories	(89)	(5)	(114)
Increase (decrease) in accounts payable	1	(23)	(32)
Increase (decrease) in accrued expenses	(15)	(15)	35
Increase (decrease) in accrued taxes	(64)	80	(101)
Decrease in the MCV Partnership gas supplier funds on deposit	—	—	(147)
Increase (decrease) in other current and non-current regulatory liabilities	(178)	(114)	59
Decrease (increase) in other current and non-current assets	14	(7)	(50)
Decrease in other current and non-current liabilities	(22)	(19)	(36)
Net cash provided by operating activities	873	440	474
Cash Flows from Investing Activities			
Capital expenditures (excludes assets placed under capital lease)	(789)	(1,258)	(646)
Cost to retire property	(34)	(28)	(78)
Restricted cash and restricted short-term investments	—	32	126
Investments in nuclear decommissioning trust funds	—	(1)	(21)
Proceeds from nuclear decommissioning trust funds	—	333	22
Maturity of the MCV Partnership restricted investment securities held-to-maturity	—	—	130
Purchase of the MCV Partnership restricted investment securities held-to-maturity	—	—	(131)
Cash proceeds from sale of assets	—	337	69
Cash relinquished from sale of assets	—	—	(148)
Other investing	—	2	4
Net cash used in investing activities	(823)	(583)	(673)

The accompanying notes are an integral part of these statements.

	Years Ended December 31		
	2008	2007	2006
		In Millions	
Cash Flows from Financing Activities			
Proceeds from issuance of long term debt	600	—	—
Retirement of long-term debt	(444)	(34)	(217)
Payment of common stock dividends	(297)	(251)	(147)
Payment of capital and finance lease obligations	(26)	(20)	(26)
Stockholder's contribution, net	—	650	200
Payment of preferred stock dividends	(2)	(1)	(2)
Increase (decrease) in notes payable	—	(42)	15
Debt issuance and financing costs	(7)	(1)	(3)
Net cash provided by (used in) financing activities	(176)	301	(180)
Net Increase (Decrease) in Cash and Cash Equivalents	(126)	158	(379)
Cash and Cash Equivalents, Beginning of Period	195	37	416
Cash and Cash Equivalents, End of Period	$ 69	$ 195	$ 37
Other cash flow activities and non-cash investing and financing activities were:			
Cash transactions			
Interest paid (net of amounts capitalized)	$ 206	$ 242	$ 279
Income taxes paid (net of refunds, $—, $98, and $39)	84	—	306
Non-cash transactions			
Other assets placed under capital lease	$ 5	$ 229	$ 7

CONSUMERS ENERGY COMPANY

CONSOLIDATED BALANCE SHEETS

	December 31	
	2008	2007
	In Millions	
ASSETS		
Plant and Property (at cost)		
Electric	$ 8,965	$ 8,555
Gas	3,622	3,467
Other	15	15
	12,602	12,037
Less accumulated depreciation, depletion, and amortization	4,242	3,993
	8,360	8,044
Construction work-in-progress	607	447
	8,967	8,491
Investments		
Stock of affiliates	19	32
Current Assets		
Cash and cash equivalents at cost, which equals fair value	69	195
Restricted cash at cost, which equals fair value	25	25
Accounts receivable and accrued revenue, less allowances of $24 in 2008 and $16 in 2007	829	810
Notes receivable	93	67
Accrued power supply and gas revenue	7	45
Accounts receivable — related parties	2	4
Inventories at average cost		
Gas in underground storage	1,168	1,123
Materials and supplies	103	79
Generating plant fuel stock	118	100
Deferred property taxes	165	158
Regulatory assets — postretirement benefits	19	19
Prepayments and other	30	28
	2,628	2,653
Non-current Assets		
Regulatory assets		
Securitized costs	416	466
Postretirement benefits	1,431	921
Customer Choice Act	90	149
Other	482	504
Other	213	185
	2,632	2,225
Total Assets	$14,246	$13,401

The accompanying notes are an integral part of these statements.

	December 31	
	2008	2007
	In Millions	
STOCKHOLDER'S INVESTMENT AND LIABILITIES		
Capitalization		
Common stockholder's equity		
Common stock, authorized 125.0 shares; outstanding 84.1 shares for both periods	$ 841	$ 841
Paid-in capital	2,482	2,482
Accumulated other comprehensive loss	(1)	—
Retained earnings	383	324
	3,705	3,647
Preferred stock	44	44
Long-term debt	3,908	3,692
Non-current portion of capital and finance lease obligations	206	225
	7,863	7,608
Current Liabilities		
Current portion of long-term debt, capital and finance lease obligations	408	470
Accounts payable	444	403
Accrued rate refunds	7	19
Accounts payable — related parties	14	13
Accrued interest	69	65
Accrued taxes	289	353
Deferred income taxes	277	151
Regulatory liabilities	120	164
Other	151	150
	1,779	1,788
Non-current Liabilities		
Deferred income taxes	792	713
Regulatory liabilities		
Cost of removal	1,203	1,127
Income taxes, net	519	533
Other	146	313
Postretirement benefits	1,436	813
Asset retirement obligations	205	198
Deferred investment tax credit	54	58
Other	249	250
	4,604	4,005
Commitments and Contingencies (Notes 4, 5, 6, 9, and 11)		
Total Stockholder's Investment and Liabilities	$14,246	$13,401

CONSUMERS ENERGY COMPANY

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

	Years Ended December 31		
	2008	2007	2006
		In Millions	
Common Stock			
At beginning and end of period(a)	$ 841	$ 841	$ 841
Other Paid-in Capital			
At beginning of period	2,482	1,832	1,632
Stockholder's contribution	—	650	200
At end of period	2,482	2,482	1,832
Accumulated Other Comprehensive Income			
Retirement benefits liability			
At beginning of period	(15)	(8)	(2)
Retirement benefits liability adjustments(b)	6	—	—
Net gain (loss) arising during the period(b)	2	(7)	—
Adjustment to initially apply FASB Statement No. 158, net of tax	—	—	(6)
At end of period	(7)	(15)	(8)
Investments			
At beginning of period	15	23	18
Unrealized gain (loss) on investments(b)	(19)	(1)	5
Reclassification adjustments included in net income(b)	10	(7)	—
At end of period	6	15	23
Derivative instruments			
At beginning of period	—	—	56
Unrealized loss on derivative instruments(b)	—	—	(21)
Reclassification adjustments included in net income(b)	—	—	(35)
At end of period	—	—	—
Total Accumulated Other Comprehensive Income (Loss)	(1)	—	15
Retained Earnings			
At beginning of period	324	270	233
Effects of changing the retirement plans measurement date pursuant to SFAS No. 158			
Service cost, interest cost, and expected return on plan assets for December 1 through December 31, 2007 net of tax	(4)	—	—
Additional loss from December 1 through December 31, 2007, net of tax	(2)	—	—
Adjustment to initially apply FIN 48, net of tax	—	(5)	—
Net income(b)	364	312	186
Cash dividends declared — Common Stock	(297)	(251)	(147)
Cash dividends declared — Preferred Stock	(2)	(2)	(2)
At end of period	383	324	270
Total Common Stockholder's Equity	$3,705	$3,647	$2,958

The accompanying notes are an integral part of these statements.

	Years Ended December 31		
	2008	**2007**	**2006**
		In Millions	
(a) Number of shares of common stock outstanding was 84,108,789 for all periods presented			
(b) Disclosure of Comprehensive Income:			
Net income	$364	$312	$186
Retirement benefits liability			
Retirement benefits liability adjustment, net of tax of $2 in 2008	6	—	—
Net gain (loss) arising during the period, net of tax (tax benefit) of $1 in 2008, and $(4) in 2007	2	(7)	—
Investments			
Unrealized gain (loss) on investments, net of tax (tax benefit) of $(10) in 2008, $(1) in 2007, and $2 in 2006	(19)	(1)	5
Reclassification adjustments included in net income, net of tax (tax benefit) of $6 in 2008 and $(3) in 2007	10	(7)	—
Derivative instruments			
Unrealized loss on derivative instruments, net of tax benefit of $(11) in 2006	—	—	(21)
Reclassification adjustments included in net income, net of tax benefit of $(19) in 2006	—	—	(35)
Total Comprehensive Income	$363	$297	$135

(This page intentionally left blank)

CONSUMERS ENERGY COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1: CORPORATE STRUCTURE AND ACCOUNTING POLICIES

Corporate Structure: Consumers, a subsidiary of CMS Energy, a holding company, is a combination electric and gas utility company serving Michigan's Lower Peninsula. Our customer base includes a mix of residential, commercial, and diversified industrial customers. We manage our business by the nature of service provided and operate principally in two business segments: electric utility and gas utility.

Principles of Consolidation: The consolidated financial statements comprise Consumers and all other entities in which we have a controlling financial interest or are the primary beneficiary, in accordance with FIN 46(R). We use the equity method of accounting for investments in companies and partnerships that are not consolidated, where we have significant influence over operations and financial policies, but are not the primary beneficiary. We eliminate intercompany transactions and balances.

Use of Estimates: We prepare our consolidated financial statements in conformity with GAAP. We are required to make estimates using assumptions that may affect the reported amounts and disclosures. Actual results could differ from those estimates.

We record estimated liabilities for contingencies in our consolidated financial statements when it is probable that a liability has been incurred and when the amount of loss can be reasonably estimated. For additional details, see Note 4, Contingencies.

Revenue Recognition Policy: We recognize revenues from deliveries of electricity and natural gas, and from the storage of natural gas when services are provided. We record unbilled revenues for the estimated amount of energy delivered to customers but not yet billed. Unbilled revenues are estimated by applying an average billed rate for each customer class based on actual billed volume distributions. Our unbilled revenues, which are recorded as Accounts receivable on our Consolidated Balance Sheets, were $507 million at December 31, 2008 and $490 million at December 31, 2007. We record sales tax on a net basis and exclude it from revenues.

Accounting for Legal Fees: We expense legal fees as incurred; fees incurred but not yet billed are accrued based on estimates of work performed. This policy also applies to fees incurred on behalf of employees and officers related to indemnification agreements; these fees are billed directly to us.

Accounting for MISO Transactions: MISO requires that we submit hourly day-ahead and real-time bids and offers for energy at locations across the MISO region. We account for MISO transactions on a net hourly basis in each of the real-time and day-ahead markets, and net transactions across all MISO energy market locations. We record net purchases in a single hour in "Purchased and interchange power" and net sales in a single hour in "Operating Revenue" in the Consolidated Statements of Income. We record expense accruals for future net purchases adjustments based on historical experience, and reconcile accruals to actual expenses when we receive invoices.

Capitalized Interest: We capitalize interest on certain qualifying assets that are undergoing activities to prepare them for their intended use. Capitalization of interest is limited to the actual interest cost incurred. Our regulated businesses capitalize AFUDC on regulated construction projects and include these amounts in plant in service.

Cash and Cash Equivalents: Cash and cash equivalents include short-term, highly-liquid investments with original maturities of three months or less.

Collective Bargaining Agreements: At December 31, 2008, the Union represented approximately 45 percent of our employees. The Union represents Consumers' operating, maintenance, and construction employees and our call center employees.

CONSUMERS ENERGY COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Determination of Pension and OPEB MRV of Plan Assets: We determine the MRV for pension plan assets, as defined in SFAS No. 87, as the fair value of plan assets on the measurement date, adjusted by the gains or losses that will not be admitted into MRV until future years. We reflect each year's assets gain or loss in MRV in equal amounts over a five-year period beginning on the date the original amount was determined. We determine the MRV for OPEB plan assets, as defined in SFAS No. 106, as the fair value of assets on the measurement date. We use the MRV in the calculation of net pension and OPEB costs.

Financial and Derivative Instruments: We record debt and equity securities classified as available-for-sale at fair value determined primarily from quoted market prices. On a specific identification basis, we report unrealized gains and losses from changes in fair value of certain available-for-sale debt and equity securities, net of tax, in equity as part of AOCL. We exclude unrealized losses from earnings unless the related changes in fair value are determined to be other than temporary.

In accordance with SFAS No. 133, if a contract is a derivative and does not qualify for the normal purchases and sales exception, we record it on our Consolidated Balance Sheets at its fair value. If a derivative qualifies for cash flow hedge accounting, we report changes in its fair value in AOCL; otherwise, we report the changes in earnings.

For additional details regarding financial and derivative instruments, see Note 6, Financial and Derivative Instruments.

Impairment of Investments and Long-Lived Assets: We perform tests of impairment if certain triggering events occur, or if there has been a decline in value that may be other than temporary.

We evaluate our long-lived assets held-in-use for impairment by calculating the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If the undiscounted future cash flows are less than the carrying amount, we recognize an impairment loss equal to the amount by which the carrying amount exceeds the fair value. We estimate the fair value of the asset using quoted market prices, market prices of similar assets, or discounted future cash flow analyses.

We also assess our investments for impairment whenever there has been a decline in value that is other than temporary. This assessment requires us to determine the fair values of our investments. We determine fair value using valuation methodologies, including discounted cash flows and the ability of the investee to sustain an earnings capacity that justifies the carrying amount of the investment. We record an impairment if the fair value is less than the carrying value and the decline in value is considered to be other than temporary.

For additional details, see Note 3, Asset Sales and Impairment Charges.

Inventory: We use the weighted average cost method for valuing working gas and recoverable cushion gas in underground storage facilities and materials and supplies inventory. We also use this method for valuing coal inventory and classify these costs as generating plant fuel stock on our Consolidated Balance Sheets.

We classify emission allowances as materials and supplies inventory and use the average cost method to remove amounts from inventory as we use the emission allowances to generate power.

Maintenance and Depreciation: We charge property repairs and minor property replacement to maintenance expense. We use the direct expense method to account for planned major maintenance activities. We charge planned major maintenance activities to operating expense unless the cost represents the acquisition of additional components or the replacement of an existing component. We capitalize the cost of plant additions and replacements.

We depreciate utility property using a composite method, in which we apply a single MPSC-approved depreciation rate to the gross investment in a particular class of property within the electric and gas divisions. We

CONSUMERS ENERGY COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

perform depreciation studies periodically to determine appropriate group lives. The composite depreciation rates for our properties are as follows:

Years Ended December 31	2008	2007	2006
Electric utility property	3.0%	3.0%	3.1%
Gas utility property	3.6%	3.6%	3.6%
Other property	8.5%	8.7%	8.2%

Other Income and Other Expense: The following tables show the components of Other income and Other expense:

Years Ended December 31	2008	2007	2006
		In Millions	
Other income			
Electric restructuring return	$ 1	$ 2	$ 4
Return on stranded and security costs	5	6	5
MCV Partnership emission allowance sales	—	—	8
Gain on SERP investment	—	10	—
Gain on investment	—	7	—
Gain on stock	—	4	1
All other	6	3	2
Total other income	$12	$32	$20

Years Ended December 31	2008	2007	2006
		In Millions	
Other expense			
Unrealized investment loss	$(17)	$ —	$ —
Civic and political expenditures	(5)	(2)	(2)
Donations	—	—	(9)
Abandoned Midland Project	—	(8)	—
All other	(6)	(4)	(1)
Total other expense	$(28)	$(14)	$(12)

Property, Plant, and Equipment: We record property, plant, and equipment at original cost when placed into service. When utility property is retired, or otherwise disposed of in the ordinary course of business, we charge the original cost to accumulated depreciation, along with associated cost of removal, net of salvage. We recognize gains or losses on the retirement or disposal of non-regulated assets in income. Our internal-use computer software costs are capitalized or expensed in accordance with Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.* For additional details, see Note 8, Asset Retirement Obligations and Note 12, Property, Plant, and Equipment. Cost of removal collected from our customers, but not spent, is recorded as a regulatory liability.

We capitalize AFUDC on regulated major construction projects. AFUDC represents the estimated cost of debt and a reasonable return on equity funds used to finance construction additions. We record the offsetting credit as a reduction of interest for the amount representing the borrowed funds component and as other income for the equity funds component in the Consolidated Statements of Income. When construction is completed and the property is placed in service, we depreciate and recover the capitalized AFUDC from our customers over the life of the related asset. The following table shows our electric, gas and common composite AFUDC capitalization rates:

Years Ended December 31	2008	2007	2006
AFUDC capitalization rate	7.7%	7.4%	7.5%

Property Taxes: Property taxes are based upon the taxable value of Consumers' real and personal property assessed by local units of government within the State of Michigan. We record property tax expense ratably over the fiscal year of the taxing authority for which the taxes are levied based on budgeted customer sales. The deferred property tax balance represents the amount of accrued property tax, which will be recognized over future governmental fiscal periods.

Reclassifications: We have reclassified certain prior-period amounts on our Consolidated Financial Statements to conform to the presentation for the current period. These reclassifications did not affect consolidated net income or cash flow for the periods presented.

Related Party Transactions: We recorded income and expense from related parties as follows:

Description	Related Party	2008	2007	2006
			In Millions	
Type of Income:				
Dividend Income	CMS Energy	$ 1	$ 1	$ —
Type of Expense:				
Electric generating capacity and energy	Affiliates of Enterprises	(75)	(79)	(74)
Interest expense on note payable	CMS Energy and Consumers' affiliated Trust Preferred Securities Companies	—	(2)	(5)
Gas transportation(a)	CMS Bay Area Pipeline, L.L.C.	—	(1)	(4)

(a) CMS Bay Area Pipeline, L.L.C. was sold to Lucid Energy in March 2007.

We own 1.8 million shares of CMS Energy Common Stock with a fair value of $19 million at December 31, 2008. For additional details on our investment in CMS Energy Common Stock, see Note 6, Financial and Derivative Instruments.

Restricted Cash: We classify restricted cash dedicated for repayment of Securitization bonds as a current asset, as the related payments occur within one year.

Trade Receivables: Accounts receivable is primarily composed of trade receivables and unbilled receivables. We record our accounts receivable at cost which approximates fair value. We establish an allowance for uncollectible accounts based on historical losses and management's assessment of existing economic conditions, customer trends, and other factors. We assess late payment fees on trade receivables based on contractual past-due terms established with customers. We charge accounts deemed uncollectible to operating expense.

Unamortized Debt Premium, Discount, and Expense: We capitalize premiums, discounts, and issuance costs of long-term debt and amortize those costs over the terms of the debt issues. For the non-regulated portions of our businesses, we expense any refinancing costs as incurred. For the regulated portions of our businesses, if we refinance debt, we capitalize any remaining unamortized premiums, discounts, and issuance costs and amortize them over the terms of the newly issued debt.

CONSUMERS ENERGY COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Utility Regulation: We are subject to the actions of the MPSC and the FERC and prepare our consolidated financial statements in accordance with the provisions of SFAS No. 71. As a result, we may defer or recognize revenues and expenses differently than a non-regulated entity. For example, we may record as regulatory assets items that a non-regulated entity normally would expense if the actions of the regulator indicate that we will recover the expenses in future rates. Conversely, we may record as regulatory liabilities items that non-regulated entities may normally recognize as revenues if the actions of the regulator indicate that we will be required to refund revenues to customers.

We reflect the following regulatory assets and liabilities, which include both current and non-current amounts, on our Consolidated Balance Sheets.

December 31	End of recovery or refund period	2008	2007
		In Millions	
Assets Earning a Return:			
Customer Choice Act	2010	$ 90	$ 149
Stranded Costs	See Note 4	71	68
Electric restructuring implementation plan	2009	3	14
Manufactured gas plant sites (Note 4)	2018	31	33
Other(a)	various	44	50
Assets Not Earning a Return:			
Postretirement Benefits (Note 7)	various	1,450	940
Securitized costs (Note 5)	2015	416	466
Unamortized debt costs	n/a	66	74
ARO (Note 8)	n/a	92	85
Big Rock nuclear decommissioning and related costs (Note 4)	n/a	129	129
Manufactured gas plant sites (Note 4)	n/a	38	17
Palisades sales transaction costs (Notes 3 and 4)	n/a	—	28
Other(a)	2011	8	6
Total regulatory assets(b)		$2,438	$2,059
Palisades refund — Current (Note 4)(c)	2009	$ 120	$ 164
Cost of removal (Note 8)	n/a	1,203	1,127
Income taxes, net (Note 9)	n/a	519	533
ARO (Note 8)	n/a	137	141
Palisades refund — Non-current (Note 4)(c)	2008	—	140
Other(a)	various	9	32
Total regulatory liabilities(b)		$1,988	$2,137

(a) At December 31, 2008 and 2007, other regulatory assets include a gas inventory regulatory asset and OPEB and pension expense incurred in excess of the MPSC-approved amount. We will recover these regulatory assets from our customers by 2011. Other regulatory liabilities include liabilities related to the sale of sulfur dioxide allowances and AFUDC collected in excess of the MPSC-approved amount.

(b) At December 31, 2008 and 2007, we classified $19 million of regulatory assets as current regulatory assets. At December 31, 2008, we classified $120 million of regulatory liabilities as current regulatory liabilities. At December 31, 2007, we classified $164 million of regulatory liabilities as current regulatory liabilities.

(c) The MPSC order approving the Palisades and Big Rock ISFSI sale transaction required that we credit $255 million of excess sales proceeds and decommissioning amounts to our retail customers by December 2008. For 2007, the current portion of regulatory liabilities for Palisades refunds represents the remaining portion of this obligation, plus interest. There are additional excess sales proceeds and decommissioning fund balances above the amount in the MPSC order. For 2007, the non-current portion of regulatory liabilities for Palisades refunds represents this obligation, plus interest. For 2008, these additional excess sales proceeds are reported in the current portion of regulatory liabilities for Palisades refunds as it is probable the proceeds will be credited to customers within one year. For additional details, see Note 4, Contingencies, "Electric Rate Matters."

Our PSCR and GCR cost recovery mechanisms also represent probable future revenues that will be recovered from customers or previously collected revenues that will be refunded to customers through the ratemaking process. Underrecoveries are included in Accrued power supply and gas revenue and overrecoveries are included in Accrued rate refunds on our Consolidated Balance Sheets. For additional details on PSCR, see Note 4, Contingencies, "Electric Rate Matters — Power Supply Costs" and for additional details on GCR, see Note 4, Contingencies, "Gas Rate Matters — Gas Cost Recovery."

We reflect the following regulatory assets and liabilities for underrecoveries and overrecoveries on our Consolidated Balance Sheets:

Years Ended December 31	**2008**	**2007**
	In Millions	
Regulatory Assets for PSCR and GCR underrecoveries of power supply and gas costs	$7	$45
Regulatory Liabilities for PSCR and GCR overrecoveries of power supply and gas costs	$7	$19

New Accounting Standards Not Yet Effective: *SFAS No. 141(R), Business Combinations:* In December 2007, the FASB issued SFAS No. 141(R), which replaces SFAS No. 141, *Business Combinations*. SFAS No. 141(R) establishes how an acquiring entity should measure and recognize assets acquired, liabilities assumed, and noncontrolling interests acquired through a business combination. The standard also establishes how goodwill or gains from bargain purchases should be measured and recognized and what information the acquirer should disclose to enable users of the financial statements to evaluate the nature and financial effects of a business combination. Costs of an acquisition are to be recognized separately from the business combination. We will apply SFAS No. 141(R) prospectively to any business combination for which the date of acquisition is on or after January 1, 2009.

SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment to ARB No. 51: In December 2007, the FASB issued SFAS No. 160, effective for us January 1, 2009. Under this standard, ownership interests in subsidiaries held by third parties, which are currently referred to as minority interests, will be presented as noncontrolling interests and shown separately on our Consolidated Balance Sheets within equity. In addition, net income attributable to noncontrolling interests will be included in net income on our Consolidated Statements of Income. These changes involve presentation only, and will not otherwise impact our consolidated financial statements. The standard will also affect the accounting for changes in a parent's ownership interest, including deconsolidation of a subsidiary. We will apply these provisions of SFAS No. 160 prospectively to any such transactions.

CONSUMERS ENERGY COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133: In March 2008, the FASB issued SFAS No. 161, effective for us January 1, 2009. This standard requires entities to provide enhanced disclosures about how and why derivatives are used, how derivatives and related hedged items are accounted for under SFAS No. 133, and how derivatives and related hedged items affect the entity's financial position, financial performance, and cash flows. This standard will not have a material impact on our consolidated financial statements.

FSP FAS 142-3, Determination of the Useful Life of Intangible Assets: In April 2008, the FASB issued FSP FAS 142-3, effective for us January 1, 2009. This standard amends SFAS No. 142 to require expanded consideration of expected future renewals or extensions of intangible assets when determining their useful lives. This standard will be applied prospectively for intangible assets acquired after the effective date. This standard will not have a material impact on our consolidated financial statements.

EITF Issue 08-5, Issuer's Accounting for Liabilities Measured at Fair Value with a Third-Party Credit Enhancement: In September 2008, the FASB ratified EITF Issue 08-5, effective for us January 1, 2009. This guidance concludes that the fair value measurement of a liability should not consider the effect of a third-party credit enhancement or guarantee supporting the liability. The fair value of the liability should thus reflect the credit standing of the issuer and should not be adjusted to reflect the credit standing of a third-party guarantor. The standard is to be applied prospectively. This standard will not have a material impact on our consolidated financial statements.

FSP FAS 132(R)-1, Employers' Disclosures about Postretirement Benefit Plan Assets: In December 2008, the FASB issued this standard, effective for us for the year ending December 31, 2009. The standard requires expanded annual disclosures about the plan assets in our defined benefit pension and OPEB plans. The required disclosures include information about investment allocation decisions, major categories of plan assets, the inputs and valuation techniques used in the fair value measurements, the effects of significant unobservable inputs on changes in plan assets, and significant concentrations of risk within plan assets. The standard involves disclosures only, and will not impact our consolidated income, cash flows, or financial position.

2: FAIR VALUE MEASUREMENTS

SFAS No. 157, which became effective January 1, 2008, defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. It does not require any new fair value measurements, but applies to those fair value measurements recorded or disclosed under other accounting standards. The standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly exchange between market participants, and requires that fair value measurements incorporate all assumptions that market participants would use in pricing an asset or liability, including assumptions about risk. The standard also eliminates the prohibition against recognizing "day one" gains and losses on derivative instruments. We did not hold any derivatives with "day one" gains or losses during the year ended December 31, 2008. The standard is to be applied prospectively, except that limited retrospective application is required for three types of financial instruments, none of which we held during the year ended December 31, 2008.

SFAS No. 157 establishes a fair value hierarchy that prioritizes inputs used to measure fair value according to their observability in the market. The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities. These markets must be accessible to us at the measurement date.
- Level 2 inputs are observable, market-based inputs, other than Level 1 prices. Level 2 inputs may include quoted prices for similar assets or liabilities in active markets, quoted prices in inactive markets, interest

rates and yield curves observable at commonly quoted intervals, credit risks, default rates, and inputs derived from or corroborated by observable market data.

- Level 3 inputs are unobservable inputs that reflect our own assumptions about how market participants would value our assets and liabilities.

To the extent possible, we use quoted market prices or other observable market pricing data in valuing assets and liabilities measured at fair value under SFAS No. 157. If this information is unavailable, we use market-corroborated data or reasonable estimates about market participant assumptions. We classify fair value measurements within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement in its entirety.

The FASB issued a one-year deferral of SFAS No. 157 for nonfinancial assets and liabilities, except those that are recorded or disclosed at fair value on a recurring basis. Under this partial deferral, SFAS No. 157 became effective on January 1, 2009 for fair value measurements in the following areas:

- AROs,
- most of the nonfinancial assets and liabilities acquired in a business combination, and
- impairment analyses performed for nonfinancial assets.

SFAS No. 157 was effective January 1, 2008 for our available-for-sale investment securities, nonqualified deferred compensation plan assets and liabilities, derivative instruments, and the financial instruments disclosed in Note 6, Financial and Derivative Instruments, "Financial Instruments." SFAS No. 157 also applied to the year-end measurement of fair values of our pension and OPEB plan assets. For details on the accounting of our pension and OPEB plans, see Note 7, Retirement Benefits. The implementation of SFAS No. 157 did not have a material effect on our consolidated financial statements.

SEC and FASB Guidance on Fair Value Measurements: On September 30, 2008, in response to concerns about fair value accounting and its possible role in the recent declines in the financial markets, the SEC Office of the Chief Accountant and the FASB staff jointly released additional guidance on fair value measurements. The guidance, which was effective for us upon issuance, did not change or conflict with the fair value principles in SFAS No. 157, but rather provided further clarification on how to value a financial asset in an illiquid market. In October 2008, the FASB issued FSP FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active*. The standard is consistent with the joint guidance issued by the SEC and the FASB and was effective for us for the quarter ended September 30, 2008. The standard was to be applied prospectively. The guidance in this standard and the joint guidance provided by the FASB and the SEC did not affect our fair value measurements.

CONSUMERS ENERGY COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS

The following table summarizes, by level within the fair value hierarchy, our assets and liabilities reported at fair value on a recurring basis at December 31, 2008.

	Total	Level 1	Level 2
		In Millions	
Assets:			
Cash Equivalents	$ 56	$ 56	$—
CMS Energy Common Stock	19	19	—
Nonqualified Deferred Compensation Plan Assets	3	3	—
SERP			
Equity Securities	25	25	—
Debt Securities	19	—	19
Total	$122	$103	$19
Liabilities:			
Nonqualified Deferred Compensation Plan Liabilities	$ (3)	$ (3)	$—
Derivative Instruments:			
Fixed price fuel contracts	(1)	—	(1)
Total	$ (4)	$ (3)	$ (1)

Cash Equivalents: Our cash equivalents consist of money market funds with daily liquidity. The funds invest in U.S. Treasury notes, other government-backed securities, and repurchase agreements collateralized by U.S. Treasury notes.

Nonqualified Deferred Compensation Plan Assets: Our nonqualified deferred compensation plan assets are invested in various mutual funds. We value these assets using a market approach, which uses the daily quoted NAV provided by the fund managers that are the basis for transactions to buy or sell shares in each fund. On our Consolidated Balance Sheets, these assets are included in Other non-current assets.

SERP Assets: Our SERP assets are valued using a market approach, which incorporates prices and other relevant information from market transactions. Our SERP equity securities consist of an investment in Standard & Poor's 500 Index mutual fund. The fund's securities are listed on an active exchange or dealer market. The fair value of the SERP equity securities is based on the NAV of the mutual fund that is derived from the daily closing prices of the equity securities held by the fund. The NAV is the basis for transactions to buy or sell shares in the fund. Our SERP debt securities, which are investment grade municipal bonds, are valued using a market approach, which is based on a matrix pricing model that incorporates market-based information. The fair value of our SERP debt securities is derived from various observable inputs, including benchmark yields, reported securities trades, broker/dealer quotes, bond ratings, and general information on market movements for investment grade municipal securities normally considered by market participants when pricing a debt security. SERP assets are included in Other non-current assets on our Consolidated Balance Sheets. For additional details about our SERP securities, see Note 6, Financial and Derivative Instruments.

Nonqualified Deferred Compensation Plan Liabilities: The non-qualified deferred compensation plan liabilities are valued based on the fair values of the plan assets, as they reflect what is owed to the plan participants in accordance with their investment elections. These liabilities, except for our primary DSSP plan liability, are included in Other non-current liabilities on our Consolidated Balance Sheets. Our primary DSSP plan liability is included in Non-current postretirement benefits on our Consolidated Balance Sheets.

Fixed price fuel contracts: Under certain agreements, we have effectively locked in a price per gallon for gasoline and diesel fuel we will purchase from January 2009 through November 2009. These contracts are valued using an income approach that incorporated forward national fuel prices adjusted to reflect conditions in Michigan. The fair values of these contracts are included in Other current liabilities on our Consolidated Balance Sheets. For additional information on our fixed fuel price contracts, see Note 6, Financial and Derivative Instruments, "Derivative Instruments."

At December 31, 2008, we did not have any assets or liabilities classified as Level 3.

3: ASSET SALES AND IMPAIRMENT CHARGES

ASSET SALES

The impacts of our asset sales are included in Loss (gain) on asset sales, net in our Consolidated Statements of Income. Asset sales were immaterial for the year ended December 31, 2008.

For the year ended December 31, 2007, we sold the following assets:

Month sold	Business/Project	Gross Cash Proceeds	Pretax Gain
		In Millions	
April	Palisades(a)	$333	$—
Various	Other	4	2
	Total	$337	$ 2

(a) We sold Palisades to Entergy for $380 million and as of December 31, 2007, received $363 million after various closing adjustments. We also paid Entergy $30 million to assume ownership and responsibility for the Big Rock ISFSI. Because of the sale of Palisades, we paid the NMC, the former operator of Palisades, $7 million in exit fees and forfeited our $5 million investment in the NMC. Entergy assumed responsibility for the future decommissioning of Palisades and for storage and disposal of spent nuclear fuel located at Palisades and the Big Rock ISFSI sites.

We accounted for the disposal of Palisades as a financing for accounting purposes and thus we recognized no gain in the Consolidated Statements of Income. We accounted for the remaining non-real estate assets and liabilities associated with the transaction as a sale.

For the year ended December 31, 2006, we sold the following assets:

Month sold	Business/Project	Gross Cash Proceeds	Pretax Gain
		In Millions	
October	Land in Ludington, Michigan	$ 6	$ 2
November	MCV GP II(a)	61	77
Various	Other	2	—
	Total	$69	$79

(a) In November 2006, we sold all of our interests in the Consumers' subsidiaries that held the MCV Partnership and the MCV Facility to an affiliate of GSO Capital Partners and Rockland Capital Energy Investments.

Because of the MCV PPA, the transaction is a sale and leaseback for accounting purposes. We have continuing involvement with the MCV Partnership through an existing guarantee associated with the future operations of the MCV Facility. As a result, we accounted for the MCV Facility as a financing for accounting purposes and not a sale. The value of the finance obligation was based on an allocation of the transaction proceeds to the fair values of the net assets sold and fair value of the MCV Facility under the financing. The total proceeds were less than the fair value of the net assets sold. As a result, there were no proceeds remaining to allocate to the MCV Facility; therefore, we recorded no finance obligation.

The transaction resulted in an after-tax loss of $41 million, which includes a reclassification of $30 million of AOCI into earnings, an $80 million impairment charge on the MCV Facility, an $8 million gain on the removal of our interests in the MCV Partnership and the MCV Facility, and $1 million benefit in general taxes. Upon the sale of our interests in the MCV Partnership and the FMLP, we were no longer the primary beneficiary of these entities and the entities were deconsolidated.

Impairment Charges

We recorded no impairments of long-lived assets for the years ended December 31, 2008 and December 31, 2007. For the year ended December 31, 2006, we recorded an impairment charge of $218 million to recognize the reduction in fair value of the MCV Facility's real estate assets. The result was an $80 million reduction to our consolidated net income after considering tax effects and minority interest.

4: CONTINGENCIES

Electric Contingencies

Electric Environmental Matters: Our operations are subject to environmental laws and regulations. Generally, we have been able to recover in customer rates the costs to operate our facilities in compliance with these laws and regulations.

Cleanup and Solid Waste: Under the NREPA, we will ultimately incur investigation and response activity costs at a number of sites. We believe that these costs will be recoverable in rates under current ratemaking policies.

We are a potentially responsible party at a number of contaminated sites administered under the Superfund. Superfund liability is joint and several. However, many other creditworthy parties with substantial assets are potentially responsible with respect to the individual sites. Based on our experience, we estimate that our share of the total liability for most of our known Superfund sites will be between $2 million and $11 million. A number of factors, including the number of potentially responsible parties involved with each site, affect our share of the total liability. As of December 31, 2008, we have recorded a liability of $2 million, the minimum amount of our range of possible outcomes estimated probable Superfund liability in accordance with FIN 14.

The timing of payments related to our investigation and response activities at our Superfund and NREPA sites is uncertain. Periodically, we receive information about new sites, which leads us to review our response activity estimates. Any significant change in the underlying assumptions, such as an increase in the number of sites, different remediation techniques, nature and extent of contamination, and legal and regulatory requirements, could affect our estimates of NREPA and Superfund liability.

Ludington PCB: In October 1998, during routine maintenance activities, we identified PCB as a component in certain paint, grout, and sealant materials at Ludington. We removed and replaced part of the PCB material with non-PCB material. Since proposing a plan to deal with the remaining materials, we have had several communications with the EPA. We are not able to predict when the EPA will issue a final ruling. We cannot predict the financial impact or outcome of this matter.

Electric Utility Plant Air Permit Issues: In April 2007, we received a NOV/FOV from the EPA alleging that fourteen utility boilers exceeded visible emission limits in their associated air permits. The utility boilers are located at the Karn/Weadock Generating Complex, Campbell Plant, Cobb Electric Generating Station and Whiting Plant, which are all in Michigan. We have responded formally to the NOV/FOV denying the allegations and are awaiting the EPA's response to our submission. We cannot predict the financial impact or outcome of this matter.

Routine Maintenance Classification: The EPA has alleged that some utilities have incorrectly classified major plant modifications as RMRR rather than seeking permits from the EPA to modify their plants. We responded to information requests from the EPA on this subject in 2000, 2002, and 2006. We believe that we have properly interpreted the requirements of RMRR. In October 2008, we received another information request from the EPA pursuant to Section 114 of the Clean Air Act. We responded to this information request in December 2008. In addition to the EPA's information request, in October 2008, we received a NOV for three of our coal-based facilities relating to violations of NSR regulations, alleging ten projects from 1986 to 1998 were subject to NSR review. We met with the EPA in January 2009 and have additional meetings scheduled. If the EPA does not accept our interpretation of RMRR, we could be required to install additional pollution control equipment at some or all of our coal-based electric generating plants, surrender emission allowances, engage in supplemental environmental programs and pay fines. Additionally, we would need to assess the viability of continuing operations at certain plants. We cannot predict the financial impact or outcome of this matter.

Clean Air Interstate Rule: In March 2005, the EPA adopted the CAIR, which required additional coal-based electric generating plant emission controls for nitrogen oxides and sulfur dioxide. The CAIR was appealed to the U.S. Court of Appeals for the District of Columbia. The court initially vacated the CAIR and the CAIR federal implementation plan in their entirety, but subsequently, the court changed course and remanded the rule to the EPA maintaining the rule in effect pending EPA revision. As a result, the CAIR still remains in effect, with the first annual nitrogen oxides compliance year beginning January 1, 2009. The EPA must now revise the rule to resolve the court's concerns. The court did not set a timetable for the revision. We cannot predict the financial impact or outcome of this matter.

Litigation: Our transmission charges paid to MISO have been subject to regulatory review and recovery through the annual PSCR process. The Attorney General has argued that the statute governing the PSCR process does not permit recovery of transmission charges in that manner and those expenses should be considered in general rate cases. Several decisions of the Michigan Court of Appeals have ruled against the Attorney General's arguments, but in September 2008, the Michigan Supreme Court granted the Attorney General's applications for leave to appeal two of those decisions. If the Michigan Supreme Court accepts the Attorney General's position, we and other electric utilities will be required to obtain recovery of transmission charges through an alternative ratemaking mechanism. We expect a decision by the Michigan Supreme Court on these appeals by mid-2009. We cannot predict the financial impact or outcome of this matter.

ELECTRIC RATE MATTERS

Stranded Cost Recovery: In November 2004, the MPSC approved recovery of our Stranded Costs incurred in 2002 and 2003 plus interest through the period of collection through a surcharge on ROA customers. Since the MPSC order, we have experienced a downward trend in ROA customers, although recently this trend has slightly reversed. In October 2008, the Michigan legislature enacted legislation that amended the Customer Choice Act and directed the MPSC to approve rates that will allow recovery of Stranded Costs within five years. In January 2009, we filed an application with the MPSC requesting recovery of these Stranded Costs through a surcharge on both full service and ROA customers. At December 31, 2008, we had a regulatory asset for Stranded Costs of $71 million.

Power Supply Costs: The PSCR process is designed to allow us to recover all of our power supply costs if incurred under reasonable and prudent policies and practices. The MPSC reviews these costs, policies, and practices for prudence in annual plan and reconciliation proceedings.

CONSUMERS ENERGY COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The following table summarizes our PSCR reconciliation filing currently pending with the MPSC:

POWER SUPPLY COST RECOVERY RECONCILIATION

PSCR Year	Date Filed	Net Under-recovery	PSCR Cost of Power Sold	Description of Net Underrecovery
2007	March 2008	$42 million(a)	$1.628 billion	In our 2007 PSCR Plan we expected to offset power supply costs by including a $44 million credit for Palisades sale proceeds due customers. However, the MPSC directed that the Palisades sale proceeds be refunded through bill credits outside of the PSCR process.

(a) This amount includes 2006 underrecoveries as allowed by the MPSC order in our 2007 PSCR plan case.

2008 PSCR Plan: In September 2007, we submitted our 2008 PSCR plan filing to the MPSC. The plan includes recovery of 2007 PSCR underrecoveries of $42 million. We self-implemented a 2008 PSCR charge in January 2008. In November 2008, the MPSC issued an order approving our PSCR plan factor.

2009 PSCR Plan: In September 2008, we submitted our 2009 PSCR plan filing to the MPSC. The plan seeks approval to apply a uniform maximum PSCR factor of $0.02680 per kWh for all classes of customers. The plan also seeks approval to recover an expected $22 million discount in power supply charges provided to a large industrial customer. The MPSC approved the discount in 2005 to promote long-term investments in the industrial infrastructure of Michigan. We self-implemented a 2009 PSCR charge in January 2009.

While we expect to recover fully all of our PSCR costs, we cannot predict the financial impact or the outcome of these proceedings. When we are unable to collect these costs as they are incurred, there is a negative impact on our cash flows.

Electric Rate Case: In November 2008, we filed an application with the MPSC seeking an annual increase in revenue of $214 million based on an 11 percent authorized return on equity. The filing seeks recovery of costs associated with new plant investments including Clean Air Act investments, higher operating and maintenance costs, and the approval to recover costs associated with our advanced metering infrastructure program. The following table details the components of the requested increase in revenue:

Components of the increase in revenue	In Millions
Operating and maintenance	$ 50
Rate of return	17
Rate base	76
Book depreciation on new investment	14
Property taxes on new investment	9
Gross margin	43
Other	5
Total	$214

This is the first electric rate case under the new streamlined regulatory process enacted by the Michigan legislation in October 2008. The new provisions generally allows utilities to self-implement rates six months after filing, subject to refund, unless the MPSC finds good cause to prohibit such self-implementation. The new provisions require the MPSC to issue an order 12 months after filing or the rates, as filed, become permanent. We cannot predict the financial impact or outcome of this proceeding.

Palisades Regulatory Proceedings: The MPSC order approving the Palisades sale transaction required that we credit $255 million of excess sales proceeds and decommissioning amounts to our retail customers by December 2008. There are additional excess sales proceeds and decommissioning fund balances of $135 million above the amount in the MPSC order. The MPSC order in our 2007 electric rate case instructed us to offset the excess sales proceeds and decommissioning fund balances with $26 million of transaction costs from the Palisades sale and credit the remaining balance of $109 million to customers. The distribution of these funds is still pending with the MPSC.

OTHER ELECTRIC CONTINGENCIES

The MCV PPA: We have a 35-year power purchase agreement that began in 1990 with the MCV Partnership to purchase 1,240 MW of electricity. In June 2008, the MPSC approved an amended and restated MCV PPA, which took effect in October 2008. The MCV PPA provides for:

- a capacity charge of $10.14 per MWh of available capacity,
- a fixed energy charge based on our annual average base load coal generating plant operating and maintenance cost,
- a variable energy charge for all delivered energy that reflects the MCV Partnership's cost of production,
- a $5 million annual contribution by the MCV Partnership to a renewable resources program, and
- an option for us to extend the MCV PPA for five years or purchase the MCV Facility at the conclusion of the MCV PPA's term in March 2025.

Capacity and energy charges, net of RCP replacement energy and benefits, under the MCV PPA were $320 million in 2008, $464 million in 2007, and $411 million in 2006. We estimate that capacity and energy charges under the MCV PPA will range from $240 million to $330 million annually.

Nuclear Matters: *DOE Litigation:* In 1997, a U.S. Court of Appeals decision confirmed that the DOE was to begin accepting deliveries of spent nuclear fuel for disposal by January 1998. Subsequent U.S. Court of Appeals litigation, in which we and other utilities participated, has not been successful in producing more specific relief for the DOE's failure to accept the spent nuclear fuel.

A number of court decisions support the right of utilities to pursue damage claims in the United States Court of Claims against the DOE for failure to take delivery of spent nuclear fuel. We filed our complaint in December 2002. If our litigation against the DOE is successful, we plan to use any recoveries as reimbursement for the incurred costs of spent nuclear fuel storage during our ownership of Palisades and Big Rock. We cannot predict the financial impact or outcome of this matter. The sale of Palisades and the Big Rock ISFSI did not transfer the right to any recoveries from the DOE related to costs of spent nuclear fuel storage incurred during our ownership of Palisades and Big Rock.

Big Rock Decommissioning: The MPSC and the FERC regulate the recovery of costs to decommission Big Rock. In December 2000, funding of a Big Rock trust fund ended because the MPSC-authorized decommissioning surcharge collection period expired. The level of funds provided by the trust fell short of the amount needed to complete decommissioning. As a result, we provided $44 million of corporate contributions for decommissioning costs. This amount is in addition to the $30 million payment to Entergy to assume ownership and responsibility for the Big Rock ISFSI and additional corporate contributions for nuclear fuel storage costs of $55 million, due to the DOE's failure to accept spent nuclear fuel on schedule. At December 31, 2008, we have a $129 million regulatory asset recorded on our Consolidated Balance Sheets for these costs.

CONSUMERS ENERGY COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

In July 2008, we filed an application with the MPSC seeking the deferral of ratemaking treatment for the recovery of our nuclear fuel storage costs and the payment to Entergy, until the litigation regarding these costs is resolved in the federal courts. In the application, we also are seeking to recover the $44 million Big Rock decommissioning shortfall from customers. We cannot predict the outcome of this proceeding.

Nuclear Fuel Disposal Cost: We deferred payment for disposal of spent nuclear fuel used before April 7, 1983. Our DOE liability is $162 million at December 31, 2008. This amount includes interest, and is payable upon the first delivery of spent nuclear fuel to the DOE. We recovered the amount of this liability, excluding a portion of interest, through electric rates. In conjunction with the sale of Palisades and the Big Rock ISFSI, we retained this obligation and provide a $162 million letter of credit to Entergy as security for this obligation.

GAS CONTINGENCIES

Gas Environmental Matters: We expect to incur investigation and remediation costs at a number of sites under the NREPA, a Michigan statute that covers environmental activities including remediation. These sites include 23 former manufactured gas plant facilities. We operated the facilities on these sites for some part of their operating lives. For some of these sites, we have no current ownership or may own only a portion of the original site. In December 2008, we estimated our remaining costs to be between $38 million and $52 million. We expect to fund most of these costs through proceeds from insurance settlements and MPSC-approved rates.

At December 31, 2008, we have a liability of $38 million and a regulatory asset of $69 million that, includes $31 million of deferred MGP expenditures. The timing of payments related to the remediation of our manufactured gas plant sites is uncertain. We expect annual response activity costs to range between $5 million and $6 million over the next five years. Periodically, we review these response activity cost estimates. Any significant change in the underlying assumptions, such as an increase in the number of sites, changes in remediation techniques or legal and regulatory requirements, could affect our estimates of annual response activity costs and MGP liability.

FERC Investigation: In February 2008, we received a data request relating to an investigation the FERC is conducting into possible violations of the FERC's posting and competitive bidding regulations related to releases of firm capacity on natural gas pipelines. We responded to the FERC's first data request in the first quarter of 2008. In July 2008, we responded to a second set of data requests from the FERC. The FERC has also taken depositions and made an additional data request. We cannot predict the financial impact or the outcome of this matter.

GAS RATE MATTERS

Gas Cost Recovery: The GCR process is designed to allow us to recover all of our purchased natural gas costs if incurred under reasonable and prudent policies and practices. The MPSC reviews these costs, policies, and practices for prudence in annual plan and reconciliation proceedings.

The following table summarizes our GCR reconciliation filings currently pending with the MPSC:

GAS COST RECOVERY RECONCILIATION

GCR Year	Date Filed	Net Over-recovery	GCR Cost of Gas Sold	Description of Net Overrecovery
2007-2008	June 2008	$17 million	$1.7 billion	The total amount reflects an overrecovery of $15 million plus $2 million in accrued interest owed to customers.

GCR plan for year 2008-2009: In February 2009, the MPSC issued an order for our 2008-2009 GCR plan year. The order approved a base GCR ceiling factor of $8.17 per mcf for April 2008 through March 2009, subject to a quarterly ceiling price adjustment mechanism.

Due to an increase in NYMEX gas prices, the base GCR ceiling factor increased to $9.52 per mcf for the three-month period of April through June 2008 and to $9.92 for the three-month period of July through September 2008, pursuant to the quarterly ceiling price adjustment mechanism. Beginning in October 2008, the base GCR ceiling factor was adjusted to $8.17 due to a decrease in NYMEX gas prices.

The GCR billing factor is adjusted monthly in order to minimize the over or underrecovery amounts in our annual GCR reconciliation. Our GCR billing factor for March 2009 is $8.17 per mcf. We are currently anticipating an underrecovery will occur during the 2008-2009 GCR year.

GCR plan for year 2009-2010: In December 2008, we filed an application with the MPSC seeking approval of a GCR plan for our 2009-2010 GCR plan year. Our request proposed the use of a base GCR ceiling factor of $8.10 per mcf, plus a quarterly GCR ceiling price adjustment contingent upon future events. We expect to self-implement a 2009 GCR charge in April 2009.

While we expect to recover fully all of our GCR costs, we cannot predict the financial impact or the outcome of these proceedings. When we are unable to collect GCR costs as they are incurred, there is a negative impact on our cash flows.

Gas Depreciation: On August 1, 2008, we filed a gas depreciation case using 2007 data with the MPSC-ordered variations on traditional cost-of-removal methodologies. In December 2008, the MPSC approved a partial settlement agreement allowing us to implement the filed depreciation rates, on an interim basis, concurrent with the implementation of settled rates in our 2008 gas rate case. The interim depreciation rates reduce our depreciation expense by approximately $20 million per year and will remain in effect until a final order is issued in our gas depreciation case. If a final order in our gas depreciation case is not issued concurrently with a final order in a general gas rate case, the MPSC may incorporate the results of the depreciation case into general gas rates through a surcharge, which may be either positive or negative.

2008 Gas Rate Case: In December 2008, the MPSC approved a settlement agreement authorizing a rate increase of $22 million, based on a 10.55 percent authorized return on equity, for service rendered on and after December 24, 2008. The settlement includes a $20 million decrease in depreciation rates and requires that we not request a new gas general rate increase prior to May 1, 2009.

OTHER CONTINGENCIES — INDEMNIFICATIONS

Guarantees and Indemnifications: FIN 45 requires a guarantor, upon issuance of a guarantee, to recognize a liability for the fair value of the obligation it undertakes in issuing the guarantee. To measure the fair value of a guarantee liability, we recognize a liability for any premium received or receivable in exchange for the guarantee. For a guarantee issued as part of a larger transaction, such as in association with an asset sale or executory contract, we recognize a liability for any premium that we would have received had we issued the guarantee as a single item.

The following table describes our guarantees at December 31, 2008:

Guarantee Description	Issue Date	Expiration Date	Maximum Obligation
		In Millions	
Surety bonds and other indemnifications	Various	Various	$—(a)
Guarantee	January 1987	March 2016	85(b)

(a) In the normal course of business, we issue surety bonds and indemnities to third parties to facilitate commercial transactions. We would be required to pay a counterparty if it incurs losses due to a breach of contract terms or nonperformance under the contract. At December 31, 2008, the guarantee liability recorded for surety bonds and indemnities was immaterial. The maximum obligation for surety bonds and indemnities was less than $1 million.

CONSUMERS ENERGY COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(b) The maximum obligation includes $85 million related to the MCV Partnership's non-performance under a steam and electric power agreement with Dow. We sold our interests in the MCV Partnership and the FMLP. The sales agreement calls for the purchaser, an affiliate of GSO Capital Partners and Rockland Capital Energy Investments, to pay $85 million, subject to certain reimbursement rights, if Dow terminates an agreement under which the MCV Partnership provides it steam and electric power. This agreement expires in March 2016, subject to certain terms and conditions. The purchaser secured its reimbursement obligation with an irrevocable letter of credit of up to $85 million.

We also enter into various agreements containing tax and other indemnification provisions for which, due to a number of factors, we are unable to estimate the maximum potential obligation. These factors include unspecified exposure under certain agreements. We consider the likelihood that we would be required to perform or incur significant losses related to these indemnities to be remote.

Other: In addition to the matters disclosed within this Note, we are party to certain lawsuits and administrative proceedings before various courts and governmental agencies arising from the ordinary course of business. These lawsuits and proceedings may involve personal injury, property damage, contractual matters, environmental issues, federal and state taxes, rates, licensing, and other matters.

CONTRACTUAL COMMITMENTS

Purchase Obligations: The following table summarizes our contractual cash obligations for each of the periods presented.

PURCHASE OBLIGATIONS AT DECEMBER 31, 2008

		Payments Due			
	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
			In Millions		
Purchase obligations(a)	$14,699	$2,201	$2,391	$1,545	$8,562
Purchase obligations — related parties(a)	1,570	78	166	168	1,158

(a) Long-term contracts for purchase of commodities and services. These obligations include operating contracts used to ensure adequate supply with generating facilities that meet PURPA requirements. The commodities and services include:

- natural gas and associated transportation,
- electricity, and
- coal and associated transportation.

5: FINANCINGS AND CAPITALIZATION

Long-term debt at December 31 follows:

	Interest Rate (%)	Maturity	2008	2007
			(In Millions)	
First mortgage bonds(a)	4.250	2008	$ —	$ 250
	4.800	2009	200	200
	4.400	2009	150	150
	4.000	2010	250	250
	5.000	2012	300	300
	5.375	2013	375	375
	6.000	2014	200	200
	5.000	2015	225	225
	5.500	2016	350	350
	5.150	2017	250	250
	5.650	2018	250	—
	6.125	2019	350	—
	5.650	2020	300	300
	5.650	2035	142	145
	5.800	2035	175	175
			3,517	3,170
Senior notes	6.375	2008	—	159
	6.875	2018	180	180
Securitization bonds	5.495(b)	2009-2015	277	309
Nuclear fuel disposal liability		(c)	162	159
Tax-exempt pollution control revenue bonds	Various	2010-2035	161	161
Total principal amount outstanding			4,297	4,138
Current amounts			(383)	(440)
Net unamortized discount			(6)	(6)
Total long-term debt			$3,908	$3,692

(a) The weighted-average interest rate for our FMB was 5.329 percent at December 31, 2008 and 5.131 percent at December 31, 2007.

(b) Represents the weighted-average interest rate at December 31, 2008 (5.442 percent at December 31, 2007).

(c) The maturity date is uncertain.

CONSUMERS ENERGY COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Financings: The following is a summary of significant long-term debt transactions during 2008:

	Principal (In millions)	Interest Rate (%)	Issue/Retirement Date	Maturity Date
Debt Issuances:				
First mortgage bonds	$250	5.650%	March 2008	September 2018
Tax-exempt bonds(a)	28	4.250%	March 2008	June 2010
Tax-exempt bonds(b)	68	Variable	March 2008	April 2018
First mortgage bonds	350	6.125%	September 2008	March 2019
Total	$696			
Debt Retirements:				
Senior notes	$159	6.375%	February 2008	February 2008
First mortgage bonds	250	4.250%	April 2008	April 2008
Tax-exempt bonds(a)	28	Variable	April 2008	June 2010
Tax-exempt bonds(b)	68	Variable	April 2008	April 2018
Total	$505			

(a) In March 2008, we utilized the Michigan Strategic Fund for the issuance of $28 million of tax-exempt Michigan Strategic Fund Limited Obligation Refunding Revenue Bonds, bearing interest at a 4.25 percent annual rate. The bonds are secured by FMB. We used the proceeds to redeem $28 million of insured tax-exempt bonds in April 2008.

(b) In March 2008, we utilized the Michigan Strategic Fund for the issuance of $68 million of tax-exempt Michigan Strategic Fund Variable Rate Limited Obligation Refunding Revenue Bonds. The initial interest rate was 2.25 percent and it resets weekly. The bonds, which are backed by a letter of credit, are subject to optional tender by the holders that would result in remarketing. We used the proceeds to redeem $68 million of insured tax-exempt bonds in April 2008.

In April 2008, we caused the conversion of $35 million of tax-exempt Michigan Strategic Fund Variable Rate Limited Obligation Revenue Bonds from insured bonds to demand bonds, backed by a letter of credit.

The Michigan Strategic Fund is housed within the Michigan Department of Treasury to provide public and private development finance opportunities for agriculture, forestry, business, industry and communities within the State of Michigan.

First Mortgage Bonds: We secure our FMB by a mortgage and lien on substantially all of our property. Our ability to issue FMB is restricted by certain provisions in the First Mortgage Bond Indenture and the need for regulatory approvals under federal law. Restrictive issuance provisions in our First Mortgage Bond Indenture include achieving a two-times interest coverage ratio and having sufficient unfunded net property additions.

Regulatory Authorization for Financings: The FERC has authorized us to have outstanding at any one time, up to $1.0 billion of secured and unsecured short-term securities for general corporate purposes. The remaining availability is $550 million at December 31, 2008.

The FERC has also authorized us to issue and sell up to $1.5 billion of secured and unsecured long-term securities for general corporate purposes. The remaining availability is $950 million at December 31, 2008.

The authorizations are for the period ending June 30, 2010. Any long-term issuances during the authorization period are exempt from the FERC's competitive bidding and negotiated placement requirements.

CONSUMERS ENERGY COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Securitization Bonds: Certain regulatory assets collateralize securitization bonds. The bondholders have no recourse to our other assets. Through our rate structure, we bill customers for securitization surcharges to fund the payment of principal, interest, and other related expenses. The surcharges collected are remitted to a trustee and are not available to our creditors or creditors of our affiliates. Securitization surcharges totaled $53 million in 2008 and $48 million in 2007.

Debt Maturities: At December 31, 2008, the aggregate annual contractual maturities for long-term debt for the next five years are:

	Payments Due				
	2009	2010	2011	2012	2013
	In Millions				
Long-term debt	$383	$343	$37	$339	$416

Revolving Credit Facilities: The following secured revolving credit facilities with banks are available at December 31, 2008:

Expiration Date	Amount of Facility	Amount Borrowed	Outstanding Letters of Credit	Amount Available
	In Millions			
March 30, 2012	$500	$—	$172	$328
November 30, 2009(a)	192	—	192	—
September 9, 2009	150	—	—	150

(a) Secured revolving letter of credit facility.

Dividend Restrictions: Under the provisions of our articles of incorporation, at December 31, 2008, we had $331 million of unrestricted retained earnings available to pay common stock dividends. Provisions of the Federal Power Act and the Natural Gas Act effectively restrict dividends to the amount of our retained earnings. Several decisions from the FERC suggest that under a variety of circumstances our common stock dividends would not be limited to amounts in our retained earnings. Decisions in those circumstances would, however, be based on specific facts and circumstances and would result only after a formal regulatory filing process.

During 2008, we paid $297 million in common stock dividends to CMS Energy.

Sale of Accounts Receivable: Under a revolving accounts receivable sales program, we sell eligible accounts receivable to a wholly owned, consolidated, bankruptcy-remote special-purpose entity. In turn, the special purpose entity may sell an undivided interest in up to $250 million of the receivables at December 31, 2008, reduced from $325 million at December 31, 2007. The special purpose entity sold $170 million in receivables at December 31, 2008 and no receivables at December 31, 2007. The purchaser of the receivables has no recourse against our other assets for failure of a debtor to pay when due and no right to any receivables not sold. We have neither recorded a gain or loss on the receivables sold nor retained any interest in the receivables sold. We continue to service the receivables sold to the special-purpose entity.

The following table summarizes certain cash flows under our accounts receivable sales program:

Years Ended December 31	2008	2007
	In Millions	
Administrative fees	$ 1	$ 3
Net cash flow as a result of accounts receivable financing	$ 170	$ (325)
Collections from customers	$6,060	$5,881

CONSUMERS ENERGY COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Preferred Stock: Details about our outstanding preferred stock follow:

December 31	Series	Optional Redemption Price	Number of Shares 2008	Number of Shares 2007	2008	2007
					In Millions	
Preferred stock						
Cumulative $100 par value, Authorized 7,500,000 shares, with no mandatory redemption	$4.16	$103.25	68,451	68,451	$ 7	$ 7
	$4.50	$110.00	373,148	373,148	37	37
Total Preferred stock					$44	$44

6: FINANCIAL AND DERIVATIVE INSTRUMENTS

Financial Instruments: The carrying amounts of cash, current accounts and notes receivable, short-term investments, and current liabilities approximate their fair values because of their short-term nature. We estimate the fair values of long-term financial instruments based on quoted market prices or, in the absence of specific market prices, on quoted market prices of similar instruments or other valuation techniques.

The book value and fair value of our long-term debt instruments follows:

December 31	2008 Book Value	2008 Fair Value	2007 Book Value	2007 Fair Value
	In Millions			
Long-term debt(a)	$4,291	$4,073	$4,132	$4,099

(a) Includes current maturities of $383 million at December 31, 2008 and $440 million at December 31, 2007. Settlement of long-term debt is generally not expected until maturity.

The summary of our available-for-sale investment securities follows:

December 31	2008 Cost	2008 Unrealized Gains	2008 Unrealized Losses	2008 Fair Value	2007 Cost	2007 Unrealized Gains	2007 Unrealized Losses	2007 Fair Value
	In Millions							
Common stock of CMS Energy(a)	$ 8	$11	$—	$19	$ 8	$24	$—	$32
SERP:								
Equity securities	25	—	—	25	35	—	—	35
Debt securities	19	—	—	19	7	—	—	7

(a) At December 31, 2008 and 2007, we held 1.8 million shares of CMS Energy Common Stock.

SERP equity securities consist of an investment in a Standard & Poor's 500 Index mutual fund. SERP debt securities consist of investment grade municipal bonds.

During 2008, the fair value of our SERP investment in equity securities declined to $25 million. We determined that this decline in fair value was other than temporary. Accordingly, we reclassified net unrealized losses of $16 million ($10 million, net of tax) from AOCL to Other expense in the Consolidated Statements of Income and established a new cost basis of $25 million for these investments, which was equal to fair value at December 31, 2008.

The fair value of available-for-sale debt securities by contractual maturity at December 31, 2008 is as follows:

	In Millions
Due one year or less	$ 1
Due after one year through five years	8
Due after five years through ten years	7
Due after ten years	3
Total	$19

During 2008, the proceeds from sales of SERP securities were $2 million. Gross losses realized were immaterial. During 2007, the proceeds from sales of SERP securities were $29 million, and $11 million of gross gains and $1 million of gross losses were realized. We reclassified net gains of $7 million, net of tax of $3 million, from AOCL and included this amount in net income in 2007. The proceeds from sales of SERP securities were $3 million during 2006. Gross gains and losses were immaterial in 2006.

Derivative Instruments: In order to limit our exposure to certain market risks, primarily changes in interest rates, commodity prices, and foreign currency exchange rates, we may enter into various risk management contracts, such as swaps, options, and forward contracts. We enter into these contracts using established policies and procedures, under the direction of an executive oversight committee consisting of senior management representatives and a risk committee consisting of business unit managers.

The contracts we use to manage market risks may qualify as derivative instruments that are subject to derivative accounting under SFAS No. 133. If a contract is a derivative and does not qualify for the normal purchases and sales exception under SFAS No. 133, we record it on our consolidated balance sheet at its fair value. Each quarter, we adjust the resulting asset or liability to reflect any change in the fair value of the contract, a practice known as marking the contract to market. Since we have not designated any of our derivatives as accounting hedges under SFAS No. 133, we report all mark-to-market gains and losses in earnings. For a discussion of how we determine the fair value of our derivatives, see Note 2, Fair Value Measurements.

Most of our commodity purchase and sale contracts are not subject to derivative accounting under SFAS No. 133 because:

- they do not have a notional amount (that is, a number of units specified in a derivative instrument, such as MWh of electricity or bcf of natural gas),
- they qualify for the normal purchases and sales exception, or
- there is not an active market for the commodity.

Our coal purchase contracts are not derivatives because there is not an active market for the coal we purchase. If an active market for coal develops in the future, some of these contracts may qualify as derivatives. Under regulatory accounting, the resulting mark-to-market gains and losses would be offset by changes in regulatory assets and liabilities and would not affect net income.

Fixed price fuel contracts: In December 2008, we entered into two financial contracts to fix economically the price of gasoline and diesel fuel we purchase for our fleet vehicles and equipment. Under these agreements, we have effectively locked in a price per gallon for gasoline and diesel fuel we will purchase from January through November 2009. At December 31, 2008, the fair value of these derivatives was a liability of $1 million. We record the fair value of these derivatives in Other current liabilities on our Consolidated Balance Sheets. We recorded the mark-to-market losses on these derivatives in Other expense on our Consolidated Statements of Income.

CONSUMERS ENERGY COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7: RETIREMENT BENEFITS

We provide retirement benefits to our employees under a number of different plans, including:

- a non-contributory, qualified defined benefit Pension Plan (closed to new non-union participants as of July 1, 2003 and closed to new union participants as of September 1, 2005),
- a qualified cash balance Pension Plan for certain employees hired between July 1, 2003 and August 31, 2005,
- a non-contributory, qualified DCCP for employees hired on or after September 1, 2005,
- benefits to certain management employees under a non-contributory, nonqualified defined benefit SERP (closed to new participants as of March 31, 2006),
- benefits to certain management employees under a non-contributory, nonqualified DC SERP hired on or after April 1, 2006,
- health care and life insurance benefits under OPEB,
- benefits to a selected group of management under a non-contributory, nonqualified EISP, and
- a contributory, qualified defined contribution 401(k) plan.

Pension Plan: The Pension Plan includes funds for most of our current employees, the employees of our subsidiaries, and Panhandle, a former subsidiary. The Pension Plan's assets are not distinguishable by company.

On September 1, 2005, we implemented the DCCP. The DCCP provides an employer contribution of five percent of base pay to the existing employees' 401(k) plan. No employee contribution is required in order to receive the plan's employer contribution. All employees hired on and after September 1, 2005 participate in this plan. Participants in the cash balance pension plan, in effect from July 1, 2003 to September 1, 2005, also participate in the DCCP as of September 1, 2005. Additional pay credits under the cash balance pension plan were discontinued as of that date. The DCCP expense was $3 million for the year ended December 31, 2008 and $2 million for the years ended December 31, 2007 and 2006.

SERP: SERP benefits are paid from a trust established in 1988. SERP is not a qualified plan under the Internal Revenue Code. SERP trust earnings are taxable and trust assets are included in our consolidated assets. Consumers' trust assets were $45 million at December 31, 2008 and $53 million at December 31, 2007. The assets are classified as Other non-current assets on our Consolidated Balance Sheets. The ABO for SERP was $47 million at December 31, 2008 and $48 million at December 31, 2007. A contribution of $21 million was made to the trust in December 2007.

On April 1, 2006, we implemented a DC SERP and froze further new participation in the defined benefit SERP. The DC SERP provides participants benefits ranging from 5 percent to 15 percent of total compensation. The DC SERP requires a minimum of five years of participation before vesting. Our contributions to the plan, if any, will be placed in a grantor trust. Trust assets were less than $1 million at December 31, 2008 and 2007. The assets are classified as Other non-current assets on our Consolidated Balance Sheets. The DC SERP expense was less than $1 million for the years ended December 31, 2008, 2007 and 2006.

401(k): The employer's match for the 401(k) plan is 60 percent on eligible contributions up to the first six percent of an employee's wages. The total 401(k) plan cost was $15 million for the year ended December 31, 2008 and $14 million for the years ended December 31, 2007 and 2006.

EISP: We implemented a nonqualified EISP in 2002 to provide flexibility in separation of employment by officers, a selected group of management, or other highly compensated employees. Terms of the plan may include payment of a lump sum, payment of monthly benefits for life, payment of premiums for continuation of health care, or any other legally permissible term deemed to be in our best interest to offer. The EISP expense was less than $1 million for each of the years ended December 31, 2008, 2007 and 2006. The ABO for the EISP was $1 million at December 31, 2008 and December 31, 2007.

OPEB: The OPEB plan covers all regular full-time employees who are covered by the employee health care plan on a company-subsidized basis the day before they retire from the company at age 55 or older and who have at least 10 full years of applicable continuous service. Regular full-time employees who qualify for a pension plan disability retirement and have 15 years of applicable continuous service are also eligible. Retiree health care costs were based on the assumption that costs would increase 8.0 percent for those under 65 and 9.5 percent for those over 65 in 2008. The 2009 rate of increase for OPEB health costs for those under 65 is expected to be 8.5 percent and for those over 65 is expected to be 8.0 percent. The rate of increase is expected to slow to 5 percent for those under 65 by 2017 and for those over 65 by 2017 and thereafter.

The health care cost trend rate assumption affects the estimated costs recorded. A one percentage point change in the assumed health care cost trend assumption would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease
	In Millions	
Effect on total service and interest cost component	$ 15	$ (13)
Effect on postretirement benefit obligation	$172	$(150)

Upon adoption of SFAS No. 106 in 1992, we recorded a liability of $466 million for the accumulated transition obligation and a corresponding regulatory asset for anticipated recovery in utility rates. For additional details, see Note 1, Corporate Structure and Accounting Policies, "Utility Regulation." The MPSC authorized recovery of the electric utility portion of these costs in 1994 over 18 years and the gas utility portion in 1996 over 16 years.

SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R): In September 2006, the FASB issued SFAS No. 158. This standard required us to recognize the funded status of our defined benefit postretirement plans on our Consolidated Balance Sheets at December 31, 2006. SFAS No. 158 also required us to recognize changes in the funded status of our plans in the year in which the changes occur. In addition, the standard required that we change our plan measurement date from November 30 to December 31, effective December 31, 2008. In the first quarter of 2008, we recorded the measurement date change, which resulted in a $6 million net-of-tax decrease to retained earnings, a $4 million reduction to the SFAS No. 158 regulatory assets, a $7 million increase in Postretirement benefit liabilities, and a $5 million increase in Deferred tax assets on our Consolidated Balance Sheets.

In April 2008, the MPSC issued an order in our PSCR case that allowed us to collect a one-time surcharge under a pension and OPEB equalization mechanism. For 2008, we collected $10 million of pension and $2 million of OPEB surcharge revenue in electric rates. We recorded a reduction of $12 million of equalization regulatory assets on our Consolidated Balance Sheets and an increase of $12 million of expense on our Consolidated Statements of Income. Thus, our collection of the equalization mechanism surcharge had no impact on net income for the year ended December 31, 2008.

CONSUMERS ENERGY COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Assumptions: The following tables recap the weighted-average assumptions used in our retirement benefits plans to determine benefit obligations and net periodic benefit cost:

Weighted Average For Benefit Obligations:

	Pension & SERP			OPEB		
Years Ended December 31	**2008**	**2007**	**2006**	**2008**	**2007**	**2006**
Discount rate(a)	6.50%	6.40%	5.65%	6.50%	6.50%	5.65%
Expected long-term rate of return on plan assets(b)	8.25%	8.25%	8.25%	7.75%	7.75%	7.75%
Mortality table(c)	2000	2000	2000	2000	2000	2000
Rate of compensation increase:						
Pension	4.00%	4.00%	4.00%			
SERP	5.50%	5.50%	5.50%			

Weighted Average For Net Periodic Benefit Cost:

	Pension & SERP			OPEB		
Years Ended December 31	**2008**	**2007**	**2006**	**2008**	**2007**	**2006**
Discount rate(a)	6.40%	5.65%	5.75%	6.50%	5.65%	5.75%
Expected long-term rate of return on plan assets(b)	8.25%	8.25%	8.50%	7.75%	7.75%	8.00%
Mortality table(c)	2000	2000	2000	2000	2000	2000
Rate of compensation increase:						
Pension	4.00%	4.00%	4.00%			
SERP	5.50%	5.50%	5.50%			

(a) The discount rate is set to reflect the rates at which benefits can be effectively settled. It is set equal to the equivalent single rate that results from a yield curve analysis that incorporates projected benefit payments specific to our pension and other postretirement benefit plans, and the yields on high quality corporate bonds rated Aa or better.

(b) We determine our long-term rate of return by considering historical market returns, the current and expected future economic environment, the capital market principles of risk and return, and the expert opinions of individuals and firms with financial market knowledge. We consider the asset allocation of the portfolio in forecasting the future expected total return of the portfolio. The goal is to determine a long-term rate of return that can be incorporated into the planning of future cash flow requirements in conjunction with the change in the liability. Annually, we review for reasonableness and appropriateness of the forecasted returns for various classes of assets used to construct an expected return model.

(c) The mortality assumption is based on the RP-2000 mortality tables with projection of future mortality improvements using Scale AA, which aligns with the IRS prescriptions for cash funding valuations under the Pension Protection Act.

CONSUMERS ENERGY COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Costs: The following tables recap the costs and other changes in plan assets and benefit obligations incurred in our retirement benefits plans:

Years Ended December 31	Pension & SERP		
	2008	2007	2006
		In Millions	
Net periodic pension cost			
Service cost	$ 41	$ 47	$ 47
Interest expense	96	84	81
Expected return on plan assets	(78)	(75)	(80)
Amortization of:			
Net loss	40	44	41
Prior service cost	6	7	7
Net periodic pension cost	105	107	96
Regulatory adjustment(a)	4	(22)	(11)
Net periodic pension cost after regulatory adjustment	$109	$ 85	$ 85

Years Ended December 31	OPEB		
	2008	2007	2006
		In Millions	
Net periodic OPEB cost			
Service cost	$ 21	$ 24	$ 22
Interest expense	69	65	60
Expected return on plan assets	(61)	(57)	(53)
Amortization of:			
Net loss	10	23	20
Prior service credit	(10)	(10)	(10)
Net periodic OPEB cost	29	45	39
Regulatory adjustment(a)	3	(6)	(2)
Net periodic OPEB cost after regulatory adjustment	$ 32	$ 39	$ 37

(a) Regulatory adjustments are the differences between amounts included in rates and the periodic benefit cost calculated pursuant to SFAS No. 87 and SFAS No. 106. The pension regulatory asset had a balance of $29 million at December 31, 2008 and $33 million at December 31, 2007. The OPEB regulatory asset had a balance of $5 million at December 31, 2008 and $8 million at December 31, 2007.

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized into net periodic benefit cost over the next fiscal year from the regulatory asset is $44 million. The estimated net loss and prior service credit for OPEB plans that will be amortized into net periodic benefit cost over the next fiscal year from the regulatory asset is $23 million.

We amortize gains and losses in excess of 10 percent of the greater of the benefit obligation and the MRV over the average remaining service period. The estimated time of amortization of gains and losses is 12 years for pension and 14 years for OPEB. Prior service cost amortization is established in the years in which the prior service cost first occurred, and are based on the same amortization period in all future years until the prior service costs are fully

CONSUMERS ENERGY COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

recognized. The estimated time of amortization of new prior service costs is 12 years for pension and 10 years for OPEB.

Reconciliations: The following table reconciles the funding of our retirement benefits plans with our retirement benefits plans' liability:

Years Ended December 31	Pension Plan 2008	Pension Plan 2007	SERP 2008	SERP 2007	OPEB 2008	OPEB 2007
	In Millions					
Benefit obligation at beginning of period	$1,565	$1,576	$ 61	$ 47	$1,082	$1,179
Service cost	45	49	1	1	23	24
Interest cost	103	86	4	3	74	65
Actuarial loss (gain)	(66)	30	(2)	12	91	(115)
Palisades sale	—	(38)	—	—	—	(20)
Benefits paid	(123)	(138)	(2)	(2)	(51)	(51)
Benefit obligation at end of period(a)	1,524	1,565	62	61	1,219	1,082
Plan assets at fair value at beginning of period	1,078	1,040	—	—	785	734
Actual return on plan assets	(231)	89	—	—	(185)	51
Company contribution	—	109	2	2	62	51
Palisades sale	—	(22)	—	—	—	(5)
Actual benefits paid(b)	(123)	(138)	(2)	(2)	(50)	(46)
Plan assets at fair value at end of period	724	1,078	—	—	612	785
Funded status at end of measurement period	(800)	(487)	(62)	(61)	(607)	(297)
Additional VEBA Contributions or Non-Trust Benefit Payments	—	—	—	—	—	12
Funded status at December 31(c)(d)	$ (800)	$ (487)	$(62)	$(61)	$ (607)	$ (285)

(a) The Medicare Prescription Drug, Improvement and Modernization Act of 2003 establishes a prescription drug benefit under Medicare (Medicare Part D), and a federal subsidy, which is tax-exempt, to sponsors of retiree health care benefit plans that provide a benefit that is actuarially equivalent to Medicare Part D. The Medicare Part D annualized reduction in net OPEB cost was $24 million for 2008 and $27 million for 2007. The reduction includes $7 million for 2008 and 2007 in capitalized OPEB costs.

(b) We received $5 million in 2008 and $4 million in 2007 for Medicare Part D Subsidy payments.

(c) Liabilities for retirement benefits comprised $1.429 billion classified as non-current and $2 million classified as current for the year ended December 31, 2008, and $805 million classified as non-current and $2 million classified as current for the year ended December 31, 2007.

(d) Of the $800 million funded status of Pension Plan at December 31, 2008, $762 million is attributable to Consumers. Of the $487 million funded status of the Pension Plan at December 31, 2007, $461 million is attributable to Consumers, based on allocation of expenses.

CONSUMERS ENERGY COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The following table provides pension PBO, ABO and fair value of plan assets:

Years Ended December 31	2008	2007
	In Millions	
Pension PBO	$1,524	$1,565
Pension ABO	1,240	1,231
Fair value of Pension Plan assets	$ 724	$1,078

Items Not Yet Recognized as a Component of Net Periodic Benefit Cost: The following table recaps the amounts recognized in SFAS No. 158 regulatory assets and AOCL that have not been recognized as components of net periodic benefit cost. For additional details on regulatory assets, see Note 1, Corporate Structure and Accounting Policies, "Utility Regulation."

	Pension & SERP		OPEB	
Years Ended December 31	2008	2007	2008	2007
	In Millions			
Regulatory assets				
Net loss	$835	$636	$595	$265
Prior service cost (credit)	33	39	(78)	(89)
AOCL				
Net loss	8	18	—	—
Prior service cost	1	1	—	—
Total amounts recognized in regulatory assets and AOCL	$877	$694	$517	$176

Plan Assets: The following table recaps the categories of plan assets in our retirement benefits plans:

	Pension		OPEB	
Years Ended December 31	2008	2007	2008	2007
Asset Category:				
Fixed Income	37%	30%	55%	34%
Equity Securities	50%	60%	45%	66%
Alternative Strategy	13%	10%	—	—

We contributed $50 million to our OPEB plan in 2008 and we plan to contribute $52 million to our OPEB plan in 2009. Of the $50 million OPEB contribution made during 2008, $10 million was contributed to the 401(h) component of the qualified pension plan and the remaining $40 million was contributed to the VEBA trust accounts. We did not contribute to our Pension Plan in 2008, but plan to contribute $291 million to our Pension Plan in 2009. Contributions include required and discretionary amounts. Actual future contributions will depend on future investment performance, changes in future discount rates, and various other factors related to the populations participating in the plans.

In 2008, the consultant for the Pension Plan, recommended an adjustment to the target asset allocation for Pension Plan assets. The recommended revised target asset allocation for the Pension Plan assets was 50 percent equity, 30 percent fixed income, and 20 percent alternative strategy investments from the previous target of 60 percent equity, 30 percent fixed income and 10 percent alternative strategy investments. This recommendation was thoroughly reviewed and approved by our Benefit Administration Committee. This adjustment is being made gradually by the allocation of contributions into alternative assets and the drawdown of equities to cover plan benefit payments and distributions. This revised target asset allocation is expected to continue to maximize the long-term return on plan assets, while maintaining a prudent level of risk. The level of acceptable risk is a function of the liabilities of the plan. Equity investments are diversified mostly across the Standard & Poor's 500 Index, with lesser allocations to the Standard & Poor's MidCap and SmallCap Indexes and Foreign Equity Funds. Fixed-income investments are diversified across investment grade instruments of both government and corporate issuers as well as high-yield and global bond funds. Alternative strategies are diversified across absolute return investment approaches and global tactical asset allocation. We use annual liability measurements, quarterly portfolio reviews, and periodic asset/liability studies to evaluate the need for adjustments to the portfolio allocation.

We established union and non-union VEBA trusts to fund our future retiree health and life insurance benefits. These trusts are funded through the ratemaking process for Consumers and through direct contributions from the non-utility subsidiaries. We invest the equity portions of the union and non-union health care VEBA trusts in a Standard & Poor's 500 Index fund. We invest the fixed-income portion of the union health care VEBA trust in domestic investment grade taxable instruments. We invest the fixed-income portion of the non-union health care VEBA trust in a diversified mix of domestic tax-exempt securities. The investment selections of each VEBA trust are influenced by the tax consequences, as well as the objective of generating asset returns that will meet the medical and life insurance costs of retirees.

SFAS No. 132(R) Benefit Payments: The expected benefit payments for each of the next five years and the five-year period thereafter are as follows:

	Pension	SERP	OPEB(a)
		In Millions	
2009	$ 72	$2	$ 53
2010	78	2	55
2011	85	2	58
2012	96	2	60
2013	106	2	61
2014-2018	669	9	338

(a) OPEB benefit payments are net of employee contributions and expected Medicare Part D prescription drug subsidy payments. The subsidies to be received are estimated to be $5 million for 2009, $6 million for 2010 and 2011, $7 million for 2012, $8 million for 2013 and $46 million combined for 2014 through 2018.

8: ASSET RETIREMENT OBLIGATIONS

SFAS No. 143, *Accounting for Asset Retirement Obligations*: This standard requires us to record the fair value of the cost to remove assets at the end of their useful lives, if there is a legal obligation to remove them. No market risk premium was included in our ARO fair value estimate since a reasonable estimate could not be made. If a five percent market risk premium were assumed, our ARO liability at December 31, 2008 would increase by $10 million.

If a reasonable estimate of fair value cannot be made in the period in which the ARO is incurred, such as for assets with indeterminate lives, the liability is to be recognized when a reasonable estimate of fair value can be made. Historically, our gas transmission and electric and gas distribution assets have indeterminate lives and retirement cash flows that cannot be determined. During 2007, however, we implemented a new fixed asset accounting system that facilitates ARO accounting estimates for gas distribution mains and services. The new system enabled us to calculate a reasonable estimate of the fair value of the cost to cut, purge, and cap abandoned gas distribution mains and services at the end of their useful lives. We recorded a $101 million ARO liability and an asset of equal value at December 31, 2007. We have not recorded a liability for assets that have insignificant cumulative disposal costs, such as substation batteries.

FASB Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations:* This Interpretation clarified the term "conditional asset retirement obligation" used in SFAS No. 143. The term refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event. We determined that abatement of asbestos included in our plant investments and the cut, purge, and cap of abandoned gas distribution mains and services qualify as conditional AROs, as defined by FIN 47.

The following table lists the assets that we have legal obligations to remove at the end of their useful lives and for which we have an ARO liability recorded:

ARO Description	In Service Date	Long-Lived Assets
December 31, 2008		
Closure of coal ash disposal areas	Various	Generating plants coal ash areas
Closure of wells at gas storage fields	Various	Gas storage fields
Indoor gas services equipment relocations	Various	Gas meters located inside structures
Asbestos abatement	1973	Electric and gas utility plant
Gas distribution cut, purge & cap	Various	Gas distribution mains & services

No assets have been restricted for purposes of settling AROs.

ARO Description	ARO Liability 12/31/06	Incurred	Settled(a)	Accretion	Cash flow Revisions	ARO Liability 12/31/07
			In Millions			
Palisades — decommission	$401	$ —	$(410)	$ 7	$ 2	$ —
Big Rock — decommission	2	—	(3)	1	—	—
Coal ash disposal areas	57	—	(4)	6	—	59
Wells at gas storage fields	1	—	—	—	—	1
Indoor gas services relocations	1	—	—	—	—	1
Asbestos abatement	35	—	(1)	2	—	36
Gas distribution cut, purge, cap	—	101	—	—	—	101
Total	$497	$101	$(418)	$16	$ 2	$198

ARO Description	ARO Liability 12/31/07	Incurred	Settled(a)	Accretion	Cash flow Revisions	ARO Liability 12/31/08
			In Millions			
Palisades — decommission	$ —	$—	$—	$—	$—	$ —
Big Rock — decommission	—	—	—	—	—	—
Coal ash disposal areas	59	—	(3)	6	—	62
Wells at gas storage fields	1	—	—	—	—	1
Indoor gas services relocations	1	—	—	—	—	1
Asbestos abatement	36	—	(2)	2	—	36
Gas distribution cut, purge, cap	101	(1)	(2)	7	—	105
Total	$198	$ (1)	$ (7)	$15	$—	$205

(a) Cash payments of $7 million in 2008 and $5 million in 2007 are included in the Other current and non-current liabilities line in Net cash provided by operating activities in our Consolidated Statements of Cash Flows. In

April 2007, we sold Palisades to Entergy and paid Entergy to assume ownership and responsibility for the Big Rock ISFSI. Our AROs related to Palisades and the Big Rock ISFSI ended with the sale, and we removed the related ARO liabilities from our Consolidated Balance Sheets. We also removed the Big Rock ARO related to the plant in the second quarter of 2007 due to the completion of decommissioning.

9: INCOME TAXES

We join in the filing of a consolidated federal income tax return and a combined Michigan income tax return with CMS Energy and its subsidiaries. Income taxes generally are allocated based on each company's separate taxable income in accordance with the CMS Energy tax sharing agreement. We had tax related payables to CMS Energy of $75 million in 2008 and $154 million in 2007.

We utilize deferred tax accounting for temporary differences. These occur when there are differences between the book and tax carrying amounts of assets and liabilities. ITC has been deferred and is being amortized over the estimated service life of related properties. We use ITC to reduce current income taxes payable.

At December 31, 2008, we had federal tax loss carryforwards of $77 million that expire from 2023 through 2028. In addition, we have a net benefit of $194 million for future Michigan tax deductions which were granted as part of the Michigan Business Tax legislation of 2007. We do not believe that valuation allowances are required, as we expect to fully utilize the loss carryforwards prior to their expiration.

The significant components of income tax expense (benefit) consisted of:

Years Ended December 31	2008	2007	2006
		In Millions	
Current income taxes:			
Federal	$(10)	$114	$ 212
Federal income tax benefit of operating loss carryforwards	—	(44)	(8)
State and local	12	—	—
	$ 2	$ 70	$ 204
Deferred income taxes:			
Federal	$200	$ 59	$(109)
State	—	—	—
	$200	$ 59	$(109)
Deferred ITC, net	(4)	(4)	(4)
Tax expense	$198	$125	$ 91

Current tax expense reflects the settlement of income tax audits for prior years, as well as the provision for current year's income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax effect of temporary differences between the tax basis of assets or liabilities and the reported amounts in our consolidated financial statements. Deferred tax assets and liabilities are classified as current or non-current according to the classification of the related assets or liabilities. Deferred tax assets and liabilities not related to assets or liabilities are classified according to the expected reversal date of the temporary differences.

CONSUMERS ENERGY COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The principal components of deferred tax assets (liabilities) recognized on our Consolidated Balance Sheets are as follows:

December 31	2008	2007
	In Millions	
Current Assets and (Liabilities):		
Tax loss and credit carryforwards	$ 8	$ —
Employee benefits	(100)	5
Gas inventory	(219)	(204)
Other	34	48
Net Current (Liability)	$ (277)	$(151)
Noncurrent Assets and (Liabilities):		
Tax loss and credit carryforwards	$ 213	$ 249
SFAS No. 109 regulatory liability	205	207
Nuclear decommissioning (including unrecovered costs)	(20)	(18)
Property	(1,056)	(919)
Securitized costs	(161)	(180)
Employee benefits	80	39
Other	(53)	(91)
Net Noncurrent (Liability)	$ (792)	$(713)
Total Deferred Income Tax (Liability)	$(1,069)	$(864)

The actual income tax expense (benefit) differs from the amount computed by applying the statutory federal tax rate of 35 percent to income (loss) before income taxes as follows:

Years Ended December 31	2008	2007	2006
		In Millions	
Income before income taxes and minority obligations, net	562	437	277
Statutory federal income tax rate	x 35%	x 35%	x 35%
Expected income tax expense	197	153	97
Increase (decrease) in taxes from:			
Property differences	3	9	13
IRS settlement/credit restoration	—	—	(19)
State and local income tax, net	8	—	—
Medicare part D exempt income	(8)	(9)	(10)
ITC amortization	(4)	(3)	(4)
Valuation allowance	—	(23)	15
Other, net	2	(2)	(1)
Recorded income tax expense	$ 198	$ 125	$ 91
Effective tax rate	35.2%	28.6%	32.9%

CONSUMERS ENERGY COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The amount of income taxes we pay is subject to ongoing audits by federal, state and foreign tax authorities, which can result in proposed assessments. Our estimate for the potential outcome for any uncertain tax issue is highly judgmental. We believe that our accrued tax liabilities at December 31, 2008 are adequate for all years.

In June 2006, the IRS concluded its most recent audit of CMS Energy and its subsidiaries, and adjusted taxable income for the years ended December 31, 1987 through December 31, 2001. The overall cumulative increase to taxable income related primarily to the disallowance of the simplified service cost method with respect to certain self-constructed utility assets, resulting in a deferral of these expenses to future periods. The adjustments to taxable income have been allocated based upon Consumers' separate taxable income in accordance with CMS Energy's tax sharing agreement. We made a payment to CMS Energy for our share of these audit adjustments of $232 million, and reduced our 2006 income tax provision by $19 million, primarily for the restoration and utilization of previously written off income tax credits. The years 2002 through 2007 are open under the statute of limitations and 2002 through 2005 are currently under audit by the IRS.

On January 1, 2007 we adopted the provisions of FIN 48. As a result of the implementation of FIN 48, we recorded a charge for additional uncertain tax benefits of $5 million, accounted for as a reduction of our beginning retained earnings. Included in this amount was an increase in our valuation allowance of $7 million, increases to tax reserves of $55 million and a decrease to deferred tax liabilities of $57 million. The capital gains of 2007 provided for the release of $23 million of valuation allowance, as reflected in our effective tax rate reconciliation.

A reconciliation of the beginning and ending amount of unrecognized tax benefits in accordance with FIN 48 is as follows:

Year ended December 31	(In millions) 2008	2007
Balance at beginning of period	$41	$ 51
Reductions for prior year tax positions	—	(11)
Additions for prior year tax positions	12	1
Statute lapses	—	—
Additions for current year tax positions	2	—
Settlements	—	—
Balance at end of period	$55	$ 41

The balance of $55 million is entirely attributable to tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, the disallowance of the shorter deductibility period would not affect the annual effective tax rate. Since all our remaining uncertain tax benefits relate only to timing issues, at December 31, 2008, there are no uncertain benefits that would reduce our effective tax rate in future years. It is reasonably possible that, within the next twelve months, we will settle with the IRS on our simplified service cost methodology, a timing issue. An estimate of a settlement range cannot be made at this point.

We accrued an additional $1 million of net interest on tax liabilities during 2008. The total net interest liability is $3 million as of December 31, 2008, none of which is related to uncertain tax positions. We recognize accrued interest and penalties, where applicable, related to uncertain tax benefits as part of income tax expense.

10: STOCK-BASED COMPENSATION

We provide a Performance Incentive Stock Plan (the Plan) to key employees and non-employee directors based on their contributions to the successful management of the company. The Plan has a five-year term, expiring in May 2009.

All grants under the Plan for 2008, 2007, and 2006 were in the form of TSR restricted stock and time-lapse restricted stock. Restricted stock recipients receive shares of CMS Energy Common Stock that have full dividend and voting rights. TSR restricted stock vesting is contingent on meeting a three-year service requirement and specific market conditions. Half of the market condition is based on the achievement of specified levels of TSR over a three-year period and half is based on a comparison of our TSR with the median shareholders' return of a peer group over the same three-year period. Depending on the performance of the market, a recipient may earn a total award ranging from zero to 150 percent of the initial grant. Time-lapse restricted stock vests after a service period of five years for awards granted prior to 2004, and three years for awards granted in 2004 and thereafter. Restricted stock awards granted to officers in 2006 were entirely TSR restricted stock. Awards granted to officers in 2007 and 2008 were 80 percent TSR restricted stock and 20 percent time-lapsed restricted stock.

All restricted stock awards are subject to forfeiture if employment terminates before vesting. However, if certain minimum service requirements are met or are waived by action of the Compensation and Human Resources Committee of the Board of Directors, restricted shares may vest fully upon:

- retirement,
- disability, or
- change of control of CMS Energy, as defined by the Plan.

The Plan also allows for stock options, stock appreciation rights, phantom shares, and performance units, none of which were granted in 2008, 2007, or 2006.

Shares awarded or subject to stock options, phantom shares, and performance units may not exceed 6 million shares from June 2004 through May 2009, nor may such awards to any recipient exceed 250,000 shares in any fiscal year. We may issue awards of up to 3,384,080 shares of common stock under the Plan at December 31, 2008. Shares for which payment or exercise is in cash, as well as forfeited shares or stock options, may be awarded or granted again under the Plan.

The following table summarizes restricted stock activity under the Plan:

Restricted Stock	Number of Shares	Weighted-Average Grant Date Fair Value per Share
Nonvested at December 31, 2007	1,375,079	$13.54
Granted(a)	672,370	$10.43
Vested	(135,804)	$13.71
Forfeited(b)	(343,725)	$15.60
Nonvested at December 31, 2008	1,567,920	$12.03

(a) During 2008, we granted 432,656 TSR shares and 239,714 time-lapse shares of restricted stock.

(b) During 2008, 338,725 TSR shares granted in 2005 were forfeited due to the failure to meet the specific market conditions.

CONSUMERS ENERGY COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

We expense the awards' fair value over the required service period. As a result, we recognize all compensation expense for share-based awards that have accelerated service provisions upon retirement by the period in which the employee becomes eligible to retire. We calculate the fair value of time-lapse restricted stock based on the price of our common stock on the grant date. We calculate the fair value of TSR restricted stock awards on the grant date using a Monte Carlo simulation. We base expected volatilities on the historical volatility of the price of CMS Energy Common Stock.

The risk-free rate for each valuation was based on the three-year U.S. Treasury yield at the award grant date. The following table summarizes the significant assumptions used to estimate the fair value of the TSR restricted stock awards:

	2008	2007	2006
Expected volatility	19.70%	19.11%	20.51%
Expected dividend yield	2.67%	1.20%	0.00%
Risk-free rate	2.83%	4.59%	4.82%

The total fair value of shares vested was $2 million in 2008, $10 million in 2007, and $2 million in 2006. Compensation expense related to restricted stock was $7 million in 2008, $7 million in 2007, and $7 million in 2006. The total related income tax benefit recognized in income was $2 million in 2008, $2 million in 2007, and $2 million in 2006. At December 31, 2008, there was $6 million of total unrecognized compensation cost related to restricted stock. We expect to recognize this cost over a weighted-average period of 2.3 years.

The following table summarizes stock option activity under the Plan:

Stock Options	Options Outstanding, Fully Vested, and Exercisable	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (In millions)
Outstanding at December 31, 2007	686,226	$21.83	3.6 years	$(3)
Granted	—	—		
Exercised	(44,561)(a)	6.35		
Cancelled or Expired	(143,879)(b)	35.85		—
Outstanding at December 31, 2008	497,786	19.81	2.9 years	$(1)

(a) Exercised shares of 8,000 relate to improper allocation of exercised shares to Consumers in 2007.

(b) Cancelled or expired shares of 64,000 relate to improper allocation of cancelled shares to Consumers in 2007.

Stock options give the holder the right to purchase common stock at the market price on the grant date. Stock options are exercisable upon grant, and expire up to ten years and one month from the grant date. We issue new shares when recipients exercise stock options. The total intrinsic value of stock options exercised was less than $1 million in 2008, $6 million in 2007, and $1 million in 2006. Cash received from exercise of these stock options was less than $1 million in 2008.

CONSUMERS ENERGY COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The following table summarizes the weighted average grant date fair value:

Years Ended December 31	2008	2007	2006
Weighted average grant date fair value per share			
Restricted stock granted	$10.43	$14.12	$13.82
Stock options granted(a)	—	—	—

(a) No stock options were granted in 2008, 2007, or 2006.

SFAS No. 123(R) requires companies to use the fair value of employee stock options and similar awards at the grant date to value the awards. SFAS No. 123(R) was effective for us on January 1, 2006. We elected to adopt the modified prospective method recognition provisions of SFAS No. 123(R) instead of retrospective restatement. We adopted the fair value method of accounting for share-based awards effective December 2002. Therefore, SFAS No. 123(R) did not have a significant impact on our results of operations when it became effective.

11: LEASES

We lease various assets, including service vehicles, railcars, gas pipeline capacity and buildings. In accordance with SFAS No. 13, we account for a number of our power purchase agreements as capital and operating leases.

Operating leases for coal-carrying railcars have lease terms expiring over the next 15 years. These leases contain fair market value extension and buyout provisions, with some providing for predetermined extension period rentals. Capital leases for our vehicle fleet operations have a maximum term of 120 months and TRAC end-of-life provisions.

We have capital leases for gas transportation pipelines to the Karn generating complex and Zeeland power plant. The capital lease for the gas transportation pipeline into the Karn generating complex has a term of 15 years with a provision to extend the contract from month to month. The capital lease for the gas transportation pipeline to the Zeeland power plant has a lease term of 12 years with a renewal provision at the end of the contract. The remaining term of our long-term power purchase agreements range between 2 and 22 years. Most of our power purchase agreements contain provisions at the end of the initial contract term to renew the agreement annually.

We are authorized by the MPSC to record both capital and operating lease payments as operating expense and recover the total cost from our customers. The following table summarizes our capital and operating lease expenses:

Years Ended December 31	2008	2007	2006
		In Millions	
Capital lease expense	$46	$34	$15
Operating lease expense	27	23	19

CONSUMERS ENERGY COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Minimum annual rental commitments under our non-cancelable leases at December 31, 2008 are:

	Capital Leases	Finance Lease(a)	Operating Leases
		In Millions	
2009	$ 16	$ 23	$ 27
2010	15	22	26
2011	13	21	25
2012	15	20	25
2013	8	20	19
2014 and thereafter	47	133	115
Total minimum lease payments	114	239	$237
Less imputed interest	57	65	
Present value of net minimum lease payments	57	174	
Less current portion	12	13	
Non-current portion	$ 45	$161	

(a) In April 2007, we sold Palisades to Entergy and entered into a 15-year power purchase agreement to buy all of the capacity and energy produced by Palisades, up to the annual average capacity of 798 MW. We provided $30 million in security to Entergy for our power purchase agreement obligation in the form of a letter of credit. We estimate that capacity and energy payments under the Palisades power purchase agreement will average $320 million annually. Our total purchases of capacity and energy under the Palisades power purchase agreement were $298 million in 2008 and $180 million in 2007.

Because of the Palisades power purchase agreement and our continuing involvement with the Palisades assets, we accounted for the disposal of Palisades as a financing and not a sale. SFAS No. 98 specifies the accounting required for a seller's sale and simultaneous leaseback involving real estate. We have continuing involvement with Palisades through security provided to Entergy for our power purchase agreement obligation, our DOE liability and other forms of involvement. As a result, we accounted for the Palisades plant, which is the real estate asset subject to the leaseback, as a financing for accounting purposes and not a sale. As a financing, no gain on the sale of Palisades was recognized in the Consolidated Statements of Income. We accounted for the remaining non-real estate assets and liabilities associated with the transaction as a sale.

As a financing, the Palisades plant remains on our Consolidated Balance Sheets and we continue to depreciate it. We recorded the related proceeds as a finance obligation with payments recorded to interest expense and the finance obligation based on the amortization of the obligation over the life of the Palisades power purchase agreement. The value of the finance obligation was based on an allocation of the transaction proceeds to the fair values of the net assets sold and fair value of the Palisades plant asset under the financing. Total amortization and interest charges under the financing were $23 million in 2008 and $18 million in 2007.

CONSUMERS ENERGY COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12: PROPERTY, PLANT, AND EQUIPMENT

The following table is a summary of our property, plant, and equipment:

December 31	Estimated Depreciable Life in Years	2008	2007
		In Millions	
Electric:			
Generation	18-85	$3,357	$3,328
Distribution	12-75	4,766	4,496
Other	7-40	551	438
Capital and finance leases(a)		291	293
Gas:			
Underground storage facilities(b)	30-65	270	267
Transmission	13-75	473	570
Distribution	30-80	2,460	2,286
Other	5-50	398	320
Capital leases(a)		21	24
Other:			
Non-utility property	7-71	15	15
Construction work-in-progress		607	447
Less accumulated depreciation, depletion, and amortization(c)		4,242	3,993
Net property, plant, and equipment(d)		$8,967	$8,491

(a) Capital and finance leases presented in this table are gross amounts. Accumulated amortization of capital and finance leases was $79 million at December 31, 2008 and $62 million at December 31, 2007. Additions were $5 million and Retirements and adjustments were $3 million during 2008. Additions were $229 million during 2007, which includes $197 million related to assets under the Palisades finance lease. Retirements and adjustments were $26 million during 2007.

(b) Includes base natural gas in underground storage of $26 million at December 31, 2008 and December 31, 2007, which is not subject to depreciation.

(c) At December 31, 2008, accumulated depreciation, depletion, and amortization included $4.241 billion from our utility plant and $1 million related to our non-utility plant assets. At December 31, 2007, accumulated depreciation, depletion, and amortization included $3.992 billion from our utility plant and $1 million related to our non-utility plant assets.

(d) At December 31, 2008, utility plant additions were $629 million and utility plant retirements, including other plant adjustments, were $60 million. At December 31, 2007, utility plant additions were $1.303 billion and utility plant retirements, including other plant adjustments, were $1.094 billion.

Asset Acquisition: In December 2007, we purchased a 935 MW gas-based generating plant located in Zeeland, Michigan for $519 million from an affiliate of LS Power Group. The original cost of the plant was $350 million and the plant acquisition adjustment was $213 million. This results in an increase to property, plant, and equipment of $519 million, net of $44 million of accumulated depreciation. The purchase also increased capital leases by $12 million. For additional details on the Zeeland finance lease, see Note 11, Leases.

CONSUMERS ENERGY COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Included in net property, plant and equipment are intangible assets. The following table summarizes our intangible assets:

December 31		2008		2007	
Description	Amortization Life in years	Gross Cost(a)	Accumulated Amortization	Gross Cost(a)	Accumulated Amortization
			In Millions		
Software development	7-15	$370	$192	$207	$170
Plant acquisition adjustments	40	214	6	214	—
Rights of way	50-75	118	33	116	32
Leasehold improvements	various	11	9	19	16
Franchises and consents	n/a	14	6	14	5
Other intangibles	n/a	18	13	18	13
Total		$745	$259	$588	$236

(a) Intangible asset additions were $163 million during 2008, which included $161 million related to the installation and operation of our new integrated business software system. Intangible asset additions for our utility plant were $232 million during 2007, which included the Zeeland $213 million plant acquisition adjustment. Retirements were $23 million during 2007.

Pretax amortization expense related to intangible assets was $32 million for the year ended December 31, 2008, $21 million for the year ended December 31, 2007, and $22 million for the year ended December 31, 2006. We expect intangible assets amortization to range between $25 million and $29 million per year over the next five years.

13: JOINTLY OWNED REGULATED UTILITY FACILITIES

We have investments in jointly owned regulated utility facilities, as shown in the following table:

December 31	Ownership Share	Net Investment(a)		Accumulated Depreciation		Construction Work in Progress	
		2008	2007	2008	2007	2008	2007
	(%)			In Millions			
Campbell Unit 3	93.3	$675	$664	$360	$337	$19	$44
Ludington	51.0	61	65	107	104	7	1
Distribution	Various	96	89	41	44	3	5

(a) Net investment is the amount of utility plant in service less accumulated depreciation.

We include our share of the direct expenses of the jointly owned plants in operating expenses. We share operation, maintenance, and other expenses of these jointly owned utility facilities in proportion to each participant's undivided ownership interest. We are required to provide only our share of financing for the jointly owned utility facilities.

14: REPORTABLE SEGMENTS

Our reportable segments consist of business units defined by the products and services they offer. We evaluate performance based on the net income of each segment. Our two reportable segments are electric utility and gas utility.

CONSUMERS ENERGY COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The electric utility segment consists of regulated activities associated with the generation and distribution of electricity in Michigan. The gas utility segment consists of regulated activities associated with the transportation, storage, and distribution of natural gas in Michigan.

Accounting policies of our segments are as described in Note 1, Corporate Structure and Accounting Policies. Our consolidated financial statements reflect the assets, liabilities, revenues, and expenses of the two individual segments when appropriate. We allocate accounts between the electric and gas segments where common accounts are attributable to both segments. The allocations are based on certain measures of business activities, such as revenue, labor dollars, customers, construction expense, leased property, taxes or functional surveys. For example, customer receivables are allocated based on revenue, and pension provisions are allocated based on labor dollars.

We account for inter-segment sales and transfers at current market prices and eliminate them in consolidated net income available to common stockholder by segment. The "Other" segment includes our consolidated special purpose entity for the sale of trade receivables, and in 2006 the MCV Partnership and the FMLP.

CONSUMERS ENERGY COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The following tables provide financial information by reportable segment:

Years Ended December 31	2008	2007	2006
	In Millions		
Operating Revenues			
Electric	$ 3,594	$ 3,443	$ 3,302
Gas	2,827	2,621	2,374
Other	—	—	45
	$ 6,421	$ 6,064	$ 5,721
Earnings from Equity Method Investees			
Electric	$ —	$ —	$ 1
Depreciation and Amortization			
Electric	$ 438	$ 397	$ 380
Gas	136	127	122
Other	—	—	25
	$ 574	$ 524	$ 527
Interest Charges			
Electric	$ 185	$ 193	$ 167
Gas	60	70	73
Other	2	1	49
	$ 247	$ 264	$ 289
Income Tax Expense (Benefit)			
Electric	$ 153	$ 100	$ 95
Gas	45	47	18
Other	—	(22)	(22)
	$ 198	$ 125	$ 91
Net Income (Loss) Available to Common Stockholder			
Electric	$ 271	$ 196	$ 199
Gas	89	87	37
Other	2	27	(52)
	$ 362	$ 310	$ 184
Investments in Equity Method Investees			
Electric	$ —	$ —	$ 5
Total Assets			
Electric(a)	$ 8,904	$ 8,492	$ 8,516
Gas(a)	4,565	4,102	3,950
Other	777	807	379
	$14,246	$13,401	$12,845
Capital Expenditures(b)			
Electric	$ 553	$ 1,319	$ 462
Gas	241	168	172
Other	—	—	19
	$ 794	$ 1,487	$ 653

(a) Amounts include a portion of our other common assets attributable to both the electric and gas utility businesses.

(b) Amounts include capital lease additions and a portion of our capital expenditures for plant and equipment attributable to both the electric and gas utility businesses.

15: QUARTERLY FINANCIAL AND COMMON STOCK INFORMATION (UNAUDITED)

Quarters Ended	2008			
	March 31	June 30	Sept. 30	Dec. 31
	In Millions			
Operating revenue	$2,091	$1,263	$1,307	$1,760
Operating income	250	139	199	178
Net income	130	60	91	83
Preferred stock dividends	1	—	1	—
Net income available to common stockholder	129	60	90	83

Quarters Ended	2007			
	March 31	June 30	Sept. 30	Dec. 31
	In Millions			
Operating revenue	$2,055	$1,247	$1,172	$1,590
Operating income	209	104	124	145
Net income	113	44	60	95
Preferred stock dividends	1	—	—	1
Net income available to common stockholder	112	44	60	94

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Consumers Energy Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income (loss), of cash flows, and of common stockholder's equity present fairly, in all material respects, the financial position of Consumers Energy Company and its subsidiaries at December 31, 2008 and December 31, 2007, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 9 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain income tax provisions in 2007.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Detroit, Michigan
February 25, 2009

Report of Independent Registered Public Accounting Firm

To the Partners and the Management Committee of
Midland Cogeneration Venture Limited Partnership:

In our opinion, the accompanying statements of operations and of cash flows present fairly, in all material respects, the results of operations and cash flows of Midland Cogeneration Venture Limited Partnership for the period ended November 21, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Detroit, Michigan
February 19, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder of Consumers Energy Company

We have audited the accompanying consolidated statements of income, common stockholder's equity, and cash flows of Consumers Energy Company (a Michigan Corporation and wholly-owned subsidiary of CMS Energy Corporation) for the year ended December 31, 2006. Our audit also included the financial statement schedule as it relates to 2006 listed in the Index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit. We did not audit the financial statements of Midland Cogeneration Venture Limited Partnership, a former 49% owned variable interest entity which has been consolidated through the date of sale, November 21, 2006 (Note 3), which statements reflect total revenues constituting 9.5% in 2006 of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion on the consolidated financial statements, insofar as it relates to the amounts included for the period indicated above for Midland Cogeneration Venture Limited Partnership, is based solely on the report of the other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated results of Consumers Energy Company's operations and its cash flows for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 7 to the consolidated financial statements, in accordance with Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R)," the Company changed its method of accounting for the funded status of its defined benefit pension and other postretirement benefit plans in 2006.

/s/ Ernst & Young LLP

Detroit, Michigan
February 21, 2007

CONSUMERS' CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures: Under the supervision and with the participation of management, including its CEO and CFO, Consumers conducted an evaluation of its disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on such evaluation, Consumers' CEO and CFO have concluded that its disclosure controls and procedures were effective as of December 31, 2008.

Management's Annual Report on Internal Control Over Financial Reporting: Consumers' management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Consumers' internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that:

- pertain to the maintenance of records that in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Consumers;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Consumers are being made only in accordance with authorizations of management and directors of Consumers; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Consumers' assets that could have a material effect on its financial statements.

Management, including its CEO and CFO, does not expect that its internal controls will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. In addition, any evaluation of the effectiveness of controls is subject to risks that those internal controls may become inadequate in future periods because of changes in business conditions, or that the degree of compliance with the policies or procedures deteriorates.

Under the supervision and with the participation of management, including its CEO and CFO, Consumers conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2008. In making this evaluation, management used the criteria set forth in the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation, Consumers' management concluded that its internal control over financial reporting was effective as of December 31, 2008. The effectiveness of Consumers' internal control over financial reporting as of December 31, 2008, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears under Item 8.

Changes in Internal Control over Financial Reporting: There have been no changes in Consumers' internal control over financial reporting during the most recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Selected Financial Information

	Consumers Energy Company				
	2008	2007	2006	2005	2004
Operating revenue (in millions)	$ 6,421	6,064	5,721	5,232	4,711
Earnings from equity method investees (in millions)	$ —	—	1	1	1
Income (loss) before cumulative effect of change in accounting principle (in millions)	$ 364	312	186	(96)	280
Cumulative effect of change in accounting (in millions)	$ —	—	—	—	(1)
Net income (loss) (in millions)	$ 364	312	186	(96)	279
Net income (loss) available to common stockholder (in millions)	$ 362	310	184	(98)	277
Cash provided by operations (in millions)	$ 873	440	474	639	595
Capital expenditures, excluding capital lease additions (in millions)	$ 789	1,258	646	572	508
Total assets (in millions)(a)	$14,246	13,401	12,845	13,178	12,811
Long-term debt, excluding current portion (in millions)(a)	$ 3,908	3,692	4,127	4,303	4,000
Long-term debt — related parties, excluding current portion (in millions)	$ —	—	—	—	326
Non-current portion of capital and finance lease obligations (in millions)	$ 206	225	42	308	315
Total preferred stock (in millions)	$ 44	44	44	44	44
Number of preferred shareholders at year-end	1,584	1,641	1,728	1,823	1,931
Book value per common share at year-end	$ 44.05	43.37	35.17	33.03	28.68
Number of full-time equivalent employees at year-end	7,697	7,614	8,026	8,114	8,050
Electric statistics					
Sales (billions of kWh)	37	39	38	39	38
Customers (in thousands)	1,814	1,799	1,797	1,789	1,772
Average sales rate per kWh	¢ 9.48	8.65	8.46	6.73	6.88
Gas Utility Statistics					
Sales and transportation deliveries (bcf)	338	340	309	350	385
Customers (in thousands)(b)	1,713	1,710	1,714	1,708	1,691
Average sales rate per mcf	$ 11.25	10.66	10.44	9.61	8.04

(a) Until their sale in November 2006 , we were the primary beneficiary of both the MCV Partnership and the FMLP. As a result, we consolidated their assets, liabilities and activities into our consolidated financial statements as of and for the years ended December 31, 2005 and 2004. These partnerships had third-party obligations totaling $482 million at December 31, 2005 and $582 million at December 31, 2004. Property, plant and equipment serving as collateral for these obligations had a carrying value of $224 million at December 31, 2005 and $1.426 billion at December 31, 2004.

(b) Excludes off-system transportation customers.

GLOSSARY

Certain terms used in the text and financial statements are defined below

ABO	Accumulated Benefit Obligation. The liabilities of a pension plan based on service and pay to date. This differs from the Projected Benefit Obligation that is typically disclosed in that it does not reflect expected future salary increases.
AFUDC	Allowance for funds used during construction
AOCI	Accumulated Other Comprehensive Income
AOCL	Accumulated Other Comprehensive Loss
APB	Accounting Principles Board
APB Opinion No. 18	APB Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock"
ARB	Accounting Research Bulletin
ARO	Asset retirement obligation
bcf	Billion cubic feet of gas
Big Rock	Big Rock Point nuclear power plant
Big Rock ISFSI	Big Rock Independent Spent Fuel Storage Installation
Board of Directors	Board of Directors of CMS Energy
CAIR	Clean Air Interstate Rule
CAMR	Clean Air Mercury Rule
CEO	Chief Executive Officer
CFO	Chief Financial Officer
Clean Air Act	Federal Clean Air Act, as amended
CMS Energy	CMS Energy Corporation, the parent of Consumers and Enterprises
CMS Energy Common Stock or common stock	Common stock of CMS Energy, par value $.01 per share
Consumers	Consumers Energy Company, a wholly owned subsidiary of CMS Energy
Customer Choice Act	Customer Choice and Electricity Reliability Act, a Michigan statute
DCCP	Defined Company Contribution Plan
DC SERP	Defined Contribution Supplemental Executive Retirement Plan
Detroit Edison	The Detroit Edison Company, a non-affiliated company
DOE	U.S. Department of Energy
Dow	The Dow Chemical Company, a non-affiliated company
DSSP	Deferred Salary Savings Plan
EISP	Executive Incentive Separation Plan
EITF	Emerging Issues Task Force
EITF Issue 06-11	EITF Issue No. 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards"
EITF Issue 08-5	EITF Issue No. 08-5, "Issuer's Accounting for Liabilities Measured at Fair Value with a Third-Party Credit Enhancement"
Entergy	Entergy Corporation, a non-affiliated company
Enterprises	CMS Enterprises Company, a wholly owned subsidiary of CMS Energy
EPA	U.S. Environmental Protection Agency
Exchange Act	Securities Exchange Act of 1934, as amended
FASB	Financial Accounting Standards Board
FERC	Federal Energy Regulatory Commission
FIN 14	FASB Interpretation No. 14, "Reasonable Estimation of Amount of a Loss"

FIN 45	FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others"
FIN 46(R)	Revised FASB Interpretation No. 46, "Consolidation of Variable Interest Entities"
FIN 47	FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations"
FIN 48	FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109"
First Mortgage Bond Indenture	The indenture dated as of September 1, 1945 between Consumers and The Bank of New York Mellon, as Trustee, and as amended and supplemented
FMB	First Mortgage Bonds
FMLP	First Midland Limited Partnership, a partnership that holds a lessor interest in the MCV Facility
FOV	Finding of Violation
FSP	FASB Staff Position
FSP FAS 132(R)-1	FASB Staff Position on SFAS No. 132(R), "Employers' Disclosures about Pensions and Other Postretirement Benefits"
FSP FAS 133-1 and FIN 45-4	FASB Staff Position on SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"
FSP FAS 142-3	FASB Staff Position on SFAS No. 142, "Determination of the Useful Life of Intangible Assets"
FSP FAS 157-3	FASB Staff Position on SFAS No. 157, "Fair Value Measurements"
GAAP	U.S. Generally Accepted Accounting Principles
GCR	Gas cost recovery
IRS	Internal Revenue Service
ISFSI	Independent spent fuel storage installation
ITC	Income tax credit
kWh	Kilowatt-hour (a unit of energy equal to one thousand watt hours)
LS Power Group	LS Power Group, a non-affiliated company
Lucid Energy	Lucid Energy LLC, a non-affiliated company
Ludington	Ludington pumped storage plant, jointly owned by Consumers and Detroit Edison
mcf	One thousand cubic feet of gas
MCV Facility	A natural gas-fueled, combined-cycle cogeneration facility operated by the MCV Partnership
MCV GP II	Successor of CMS Midland, Inc., formerly a subsidiary of Consumers that had a 49 percent ownership interest in the MCV Partnership
MCV Partnership	Midland Cogeneration Venture Limited Partnership
MCV PPA	The Power Purchase Agreement between Consumers and the MCV Partnership with a 35-year term commencing in March 1990, as amended and restated in an agreement dated as of June 9, 2008 between the MCV Partnership and Consumers
MD&A	Management's Discussion and Analysis
MDEQ	Michigan Department of Environmental Quality
METC	Michigan Electric Transmission Company, LLC, a non-affiliated company owned by ITC Holdings Corporation and a member of MISO
MGP	Manufactured Gas Plant

MISO	Midwest Independent Transmission System Operator, Inc.
MPSC	Michigan Public Service Commission
MRV	Market-Related Value of Plan assets
MSBT	Michigan Single Business Tax
MW	Megawatt (a unit of power equal to one million watts)
MWh	Megawatt hour (a unit of energy equal to one million watt hours)
NAV	Net Asset Values
NMC	Nuclear Management Company LLC, a non-affiliated company
NOV	Notice of Violation
NREPA	Michigan Natural Resources and Environmental Protection Act
NSR	New Source Review
NYMEX	New York Mercantile Exchange
OPEB	Postretirement benefit plans other than pensions
Palisades	Palisades nuclear power plant, formerly owned by Consumers
Panhandle	Panhandle Eastern Pipe Line Company, including its wholly owned subsidiaries Trunkline, Pan Gas Storage, Panhandle Storage, and Panhandle Holdings, a former wholly owned subsidiary of CMS Gas Transmission
PCB	Polychlorinated biphenyl
Pension Plan	The trusteed, non-contributory, defined benefit pension plan of Panhandle, Consumers and CMS Energy
Pension Protection Act	The Pension Protection Act of 2006, signed into law on August 17, 2006
PSCR	Power supply cost recovery
PURPA	Public Utility Regulatory Policies Act of 1978
RCP	Resource Conservation Plan
Reserve Margin	The amount of unused available electric capacity at peak demand as a percentage of total electric peak demand
RMRR	Routine maintenance, repair and replacement
ROA	Retail Open Access, which allows electric generation customers to choose alternative electric suppliers pursuant to the Customer Choice Act
SEC	U.S. Securities and Exchange Commission
Securitization	A financing method authorized by statute and approved by the MPSC which allows a utility to sell its right to receive a portion of the rate payments received from its customers for the repayment of securitization bonds issued by a special purpose entity affiliated with such utility
SERP	Supplemental Executive Retirement Plan
SFAS	Statement of Financial Accounting Standards
SFAS No. 13	SFAS No. 13, "Accounting for Leases"
SFAS No. 71	SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation"
SFAS No. 87	SFAS No. 87, "Employers' Accounting for Pensions"
SFAS No. 98	SFAS No. 98, "Accounting for Leases"
SFAS No. 106	SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions"
SFAS No. 109	SFAS No. 109, "Accounting for Income Taxes"
SFAS No. 123(R)	SFAS No. 123 (revised 2004), "Share-Based Payments"
SFAS No. 132(R)	SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits"
SFAS No. 133	SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted"

SFAS No. 141(R)	SFAS No. 141 (revised 2007), "Business Combinations"
SFAS No. 142	SFAS No. 142, "Goodwill and Other Intangible Assets"
SFAS No. 143	SFAS No. 143, "Accounting for Asset Retirement Obligations"
SFAS No. 157	SFAS No. 157, "Fair Value Measurements"
SFAS No. 158	SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)"
SFAS No. 159	SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment to FASB Statement No. 115"
SFAS No. 160	SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51"
SFAS No. 161	SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133"
Stranded Costs	Costs incurred by utilities in order to serve their customers in a regulated monopoly environment, which may not be recoverable in a competitive environment because of customers leaving their systems and ceasing to pay for their costs. These costs could include owned and purchased generation and regulatory assets.
Superfund	Comprehensive Environmental Response, Compensation and Liability Act
Supplemental Environmental Programs	Environmentally beneficial projects which a party agrees to undertake as part of the settlement of an enforcement action, but which the party is not otherwise legally required to perform
TRAC	Terminal Rental Adjustment Clause, a provision of a leasing agreement which permits or requires the rental price to be adjusted upward or downward by reference to the amount realized by the lessor under the agreement upon sale or other disposition of formerly leased property
Trunkline	CMS Trunkline Gas Company, LLC, formerly a wholly owned subsidiary of CMS Panhandle Holdings, LLC
Trust Preferred Securities	Securities representing an undivided beneficial interest in the assets of statutory business trusts, the interests of which have a preference with respect to certain trust distributions over the interests of either CMS Energy or Consumers, as applicable, as owner of the common beneficial interests of the trusts
TSR	Total shareholder return
Union	Utility Workers Union of America, AFL-CIO
VEBA	VEBA employees' beneficiary association trusts accounts established to set aside specifically employer contributed assets to pay for future expenses of the OPEB plan
Wolverine	Wolverine Power Supply Cooperative, Inc., a non-affiliated company
Zeeland	A 935 MW gas-based power plant located in Zeeland, Michigan

Board of Directors

Kenneth Whipple
(E*)
Chairman of the Board, CMS Energy and Consumers Energy. Formerly Chairman and Chief Executive Officer of CMS Energy and Consumers Energy; retired Executive Vice President of Ford Motor Company, President of the Ford Financial Services Group, and Chairman and Chief Executive Officer of Ford Motor Credit Company.

Merribel S. Ayres
(F, G)
President, Lighthouse Consulting Group, LLC. Formerly Chief Executive Officer of the National Independent Energy Producers.

Jon E. Barfield
(F, G)
Chairman and President of The Bartech Group.

Richard M. Gabrys
(A, F)
Formerly Interim Dean of the School of Business Administration of Wayne State University. Retired Vice Chairman of Deloitte & Touche LLP.

David W. Joos
President and Chief Executive Officer, CMS Energy and Chief Executive Officer of Consumers Energy.

Philip R. Lochner Jr.
(C, G)
Director of several public companies.

Michael T. Monahan
(A*, C, E)
President, Monahan Enterprises, LLC. Formerly Chairman and Chief Executive Officer of Munder Capital Management and President of Comerica Bank.

Joseph F. Paquette Jr.
(A, E, G*)
Presiding Director, CMS Energy and Consumers Energy. Retired. Formerly Chairman and Chief Executive Officer of PECO Energy.

Percy A. Pierre
(C, F)
Vice President and Professor Emeritus of Michigan State University. Formerly Assistant Secretary of the Army for Research, Development and Acquisition and President of Prairie View A&M University.

Kenneth L. Way
(A, E, F*)
Retired. Formerly Chairman and Chief Executive Officer of Lear Corporation.

John B. Yasinsky
(C*, E, G)
Retired. Formerly Chairman and Chief Executive Officer of OMNOVA Solutions Inc. and Chairman, Chief Executive Officer and President of GenCorp.

A = Audit Committee

C = Compensation and Human Resources Committee

E = Executive Committee

F = Finance Committee

G = Governance and Public Responsibility Committee

* Committee Chair

Senior Management Team

David W. Joos
President and Chief Executive Officer, CMS Energy; Chief Executive Officer, Consumers Energy

Thomas J. Webb
Executive Vice President and Chief Financial Officer, CMS Energy and Consumers Energy

James E. Brunner
Senior Vice President and General Counsel, CMS Energy and Consumers Energy

John M. Butler
Senior Vice President, Human Resources and Administrative Services, CMS Energy and Consumers Energy

David G. Mengebier
Senior Vice President, Governmental and Public Affairs and Chief Compliance Officer, CMS Energy and Consumers Energy

John G. Russell
President and Chief Operating Officer, Consumers Energy

Additional Officers

William E. Garrity
Senior Vice President, Electric and Gas Supply, Consumers Energy

Frank Johnson
Senior Vice President, Energy Operations, Consumers Energy

Glenn P. Barba
Vice President, Controller and Chief Accounting Officer, CMS Energy and Consumers Energy

James R. Coddington
Vice President, Generation Operations, Consumers Energy

Richard J. Ford
Vice President, Energy Delivery, Consumers Energy

Jackson L. Hanson
Vice President, Generation Engineering and Services, Consumers Energy

Daniel J. Malone
Vice President, Energy Operations Services and Safety, Consumers Energy

Laura L. Mountcastle
Vice President, Investor Relations and Treasurer, CMS Energy and Consumers Energy

James P. Pomaranski
Vice President, Major Projects and Construction, Consumers Energy

Ronn J. Rasmussen
Vice President, Rates and Regulation, Consumers Energy

Catherine M. Reynolds
Vice President and Corporate Secretary, CMS Energy and Consumers Energy

Jon R. Robinson
Vice President and Deputy General Counsel – Utility Law and Regulation, Consumers Energy

Susan C. Swan
Vice President, Business Technology Solutions, Consumers Energy

Theodore J. Vogel
Vice President and Chief Tax Counsel, CMS Energy and Consumers Energy

Shareowner Information

2009 Annual Meeting
CMS Energy's 2009 annual meeting is scheduled for 9 a.m. on May 22 at the company's headquarters at One Energy Plaza, Jackson, Michigan. Proxy material will be mailed in April and will be available in the Investor Relations section of our Web site, www.cmsenergy.com.

Stock Exchange Listing
CMS Energy Common Stock (CMS) and Consumers Energy Preferred Stock (CMS-PA and CMS-PB) are traded on the New York Stock Exchange.

Shareowner Information
Our services for shareowners are available in the Shareholder Services section of our Web site, www.cmsenergy.com. Financial reports, recent filings with the Securities and Exchange Commission and news releases also are available on the site.

Inquiries about stock ownership, stock purchase, change of address, dividend payments, dividend reinvestment and our stock purchase plan also may be directed to:

Investor Services Department
One Energy Plaza
Jackson, MI 49201-2276

Telephone: (517) 788-1868
Fax: (517)788-1859
E-mail: invest@cmsenergy.com

Financial and Operating Information
Investor Relations Department
One Energy Plaza
Jackson, MI 49201-2276

Telephone: (517) 788-2590

Transfer Agent, Registrar and Paying Agent
Investor Services Department
One Energy Plaza
Jackson, MI 49201-2276

Stock Ownership
CMS Energy shareowners can choose either direct or indirect stock ownership. With direct stock ownership, shares are registered in your name; you can purchase additional shares directly from the company with no commission or service charge; you can enjoy the benefits of direct communication with us; and you can participate in the CMS Energy stock purchase plan. With indirect stock ownership, your shares are held in "street name" by a broker, and communications from the company come through your broker, rather than directly from us. If you are interested in direct ownership, please visit our Web site, www.cmsenergy.com/shareholder or contact Investor Services.

Eliminate Duplicate Mailings
Shareowners who receive multiple copies of the annual report and proxy statement, due to multiple accounts at the same address, can request the elimination of duplicate documents. Shareowners of record should contact the Investor Services Department; other shareowners should contact their broker. Shareowners who want to receive these documents electronically instead of in print form should check the appropriate box on the proxy card they will receive in April, or they can contact Investor Services or their broker.

(This page intentionally left blank)

(This page intentionally left blank)

(This page intentionally left blank)

Consumers Energy
Count on Us

One Energy Plaza
Jackson, Michigan 49201-2276